Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

among

JOHN D. SMITH,

JOSEM HOLDING, INC.,

and

AMN HEALTHCARE, INC.

November 17, 2015

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(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

EXHIBITS AND SCHEDULES

Schedule I	-	Seller Information
Exhibit A	-	Escrow Agreement
Exhibit B	-	Preparation Methodology

-i-

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of November 17, 2015 (“Effective Date”), by and among (i) John D. Smith (“Seller”), (ii) Josem Holding, Inc., a Kansas corporation (the “Company”), and (iii) AMN Healthcare, Inc., a Nevada Corporation (the “Buyer”). The Seller, the Company and the Buyer are referred to herein collectively as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, the Company, through its direct and indirect Subsidiaries, is engaged in providing healthcare executive search solutions to healthcare organizations (as conducted by the Company and its direct and indirect Subsidiaries on the Effective Date, the “Business”);

WHEREAS, the Seller owns all of the issued and outstanding shares of capital stock of the Company (the “Shares”); and

WHEREAS, upon the terms and subject to the conditions set forth herein, the Buyer desires to purchase from the Seller, and the Seller desires to sell to the Buyer, the Shares, upon the terms and subject to the conditions set forth in this Agreement (the “Stock Purchase”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Defined Terms. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in Annex 1.

Section 1.2 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. The words “including,” “include” or “includes” shall mean including without limitation. The Parties intend that each representation, warranty and covenant contained herein shall have independent significance. Any reference in this Agreement to a statute shall be to such statute, as amended from time to time, and to the rules and regulations promulgated thereunder. When reference is made in this Agreement to an Exhibit, Appendix, Article, Section or subsection, such reference shall be to an Exhibit, Appendix, Article, Section or subsection to or of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any reference to “dollars,” “Dollars,” or “$” shall mean U.S. Dollars.

ARTICLE 2

PURCHASE AND SALE

Section 2.1 Stock Purchase. On the terms and subject to the conditions of this Agreement, the Buyer agrees to purchase from the Seller at the Closing, and the Seller agrees to sell to the Buyer at the Closing, the Shares, which Shares collectively constitute and shall constitute as of the Closing Date all of the issued and outstanding capital stock and other equity securities of the Company, for the Purchase Price as specified in Section 2.2.

Section 2.2 Purchase Price. The purchase price for the Shares (the “Purchase Price”) shall be One Hundred Sixty Million Dollars ($160,000,000), subject to adjustment as set forth in Section 3.3. The Estimated Payment Amount shall be paid by the Buyer to the Seller at the Closing in cash by wire transfer of immediately available funds to Seller’s account delivered to the Buyer three (3) Business Days prior of the Closing Date. After the Closing, the Purchase Price shall be subject to adjustment as set forth in Section 3.3(b) and Article 11.

Section 2.3 Payment of Company Accrued Transaction Expenses and Company Indebtedness. The Company shall deliver to the Buyer three (3) Business Days prior of the Closing Date Schedule 2.3 which sets forth (a) the unpaid Transaction Expenses incurred by the Seller or the Company (“Accrued Transaction Expenses”) including instructions for payment thereof and (b) the Payoff Amount including instructions for payment thereof pursuant to the Payoff Letters, in each case that is to be paid by the Buyer on behalf of the Seller or the Company at the Closing.

Section 2.4 Escrow.

(a) On the Closing Date, the Seller, the Buyer and US Bank, NA (the “Escrow Agent”) shall enter into an escrow agreement in substantially the form attached hereto as Exhibit A (the “Escrow Agreement”).

(b) The Buyer shall withhold One Million Dollars ($1,000,000) (the “Adjustment Escrow Deposit”) from the Purchase Price and deposit such amount into escrow pursuant to the terms of the Escrow Agreement. Pursuant to and subject to the terms and conditions of the Escrow Agreement, the Adjustment Escrow Deposit shall be held in escrow until released in accordance with Section 3.3.

(c) On the Closing Date, the Buyer shall withhold Ten Million Dollars ($10,000,000) (the “Escrow Deposit”) from the Purchase Price and deposit such amount into escrow pursuant to the terms of the Escrow Agreement. On the twelve (12) month anniversary of the Closing, fifty percent (50%) of the Escrow Deposit minus the amount of any Losses set forth in any Claims Notice delivered prior to such twelve (12) month date which have not been paid minus any Losses paid pursuant to a Claims Notice prior to such twelve (12) month shall be released to Seller. Pursuant to and subject to the terms and conditions of the Escrow Agreement, the remaining amount of the Escrow Deposit shall be held in escrow until March 15, 2017; provided any portion of the then remaining Escrow Deposit may be retained beyond such March 15, 2017 period pending the final resolution of any outstanding claims for indemnification under any outstanding Claim Notice delivered on or prior to March 15, 2017 and provided further any such retained amount shall be limited to the amounts demanded in the related pending Claims Notice.

Section 2.5 Withholding of Tax. The Buyer and the Escrow Agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable pursuant to this Agreement such amounts as the Buyer or the Escrow Agent (or any Affiliate thereof) shall determine in good faith that they are required to deduct and withhold with respect to the making of such payment under the Code or any provision of federal, state, local or foreign Tax law. To the extent that amounts are so withheld by the Buyer or the Escrow Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

ARTICLE 3

CLOSING; PURCHASE PRICE ADJUSTMENT

Section 3.1 Time and Place of the Closing. The closing of the Transactions (the “Closing”) shall occur at 12:00 p.m. Central time, on the later to occur of (a) January 4, 2016 or (b) the second (2nd) Business Day after all of the conditions set forth in Article 9 shall have been satisfied or, if permissible, waived by the Parties entitled to the benefit of the same (other than those that by their terms are to be satisfied or waived at the Closing, which shall be satisfied or waived at such time), or on such other date as the Buyer and the Seller may mutually determine (the “Closing Date”). The Closing shall take place at the offices of Morrison & Foerster LLP at 12531 High Bluff Drive, San Diego, California 92130, or at such other place as the Buyer and the Seller may mutually determine, including by way of electronic exchange of Transaction documents.

Section 3.2 Deliveries. At the time of the Closing, (a) the Seller and the Company shall deliver to the Buyer the various instruments and documents referred to in Section 9.2, (b) the Buyer shall deliver to Seller the various instruments and documents referred to in Section 9.3, (c) the Buyer shall deliver the Adjustment Escrow Deposit and the Escrow Deposit to the Escrow Agent, (d) the Buyer shall deliver to the Seller the Estimated Payment Amount as set forth in Article 2 above, (e) the Buyer shall deliver the Payoff Amounts in immediately available funds pursuant to the delivery instructions given in each Payoff Letter, and (f) the Buyer shall deliver the Accrued Transaction Expenses in immediately available funds pursuant to the delivery instructions given in each Payoff Letter.

Section 3.3 Closing Net Working Capital Adjustment.

(a) Closing Date Estimates. No later than three (3) Business Days prior to the Closing Date, Seller will prepare and deliver to Buyer a statement (the “Estimated Closing Statement”) setting forth Seller’s good faith determination, together with reasonably detailed supporting documentation, of the (i) Net Working Capital as of the Measurement Time (the “Estimated Net Working Capital Amount”) and (ii) Cash on Hand as of the Measurement Time (the “Estimated Cash on Hand Amount”). Buyer shall promptly review the Estimated Closing Statement and may provide the Seller proposed comments, edits and adjustments to the Estimated Closing Statement as it deems appropriate in its reasonable discretion, and Seller shall consider such revisions to the Estimated Closing Statement and, at Seller’s reasonable discretion, adjust the Estimated Net Working Capital Amount to reflect such comments, edits and adjustments accepted by Seller; provided that upon Buyer’s request, Buyer and Seller shall meet and confer regarding any disagreements regarding the Estimated Closing Statement.

(b) Post-Closing Reconciliation.

(i) Buyer will prepare and deliver to Seller no later than ninety (90) days after the Closing Date a statement setting forth Buyer’s good faith determination, together with reasonably detailed supporting documentation (the “Buyer Reconciliation Statement”), of Net Working Capital and Cash on Hand, in each case, as of the Measurement Time.

(ii) For the thirty (30) day period following Seller’s receipt of the Buyer Reconciliation Statement (such thirty (30) day period, the “Response Period”), Buyer will, and will cause the Group Companies to, provide Seller and its Representatives reasonable access during normal business hours to the financial books and records pertaining to the Group Companies to the extent reasonably necessary to confirm Buyer’s determinations set forth in the Buyer Reconciliation Statement. Prior to the expiration of the Response Period, Seller may deliver a written objection to the Net Working Capital and/or Cash on Hand shown in the Buyer Reconciliation Statement, accompanied by materials showing in reasonable detail Seller’s support for its position (such notice and supporting materials being the “Objection Notice”). Seller will be deemed to have waived its right to object under this Agreement, and the Net Working Capital and Cash on Hand as shown on the Buyer Reconciliation Statement will be conclusive and binding upon Seller, unless Seller furnishes the Objection Notice to Buyer within the Response Period. If Seller delivers an Objection Notice to Buyer within the Response Period, Buyer and Seller will meet within fifteen (15) days after the delivery of the Objection Notice to discuss each other’s position and to attempt to resolve their differences. If Buyer and Seller are not able to resolve their differences at such meeting (or by any later date mutually agreed to by them), Buyer and Seller will prepare a single list of the items that remain in dispute (the “Disputed Items”). Buyer and Seller will separately prepare statements (the “Position Statements”) specifying in reasonable detail their respective positions on each of the Disputed Items (including the dollar amount for each item). Buyer and Seller will exchange their Position Statements with one another within fifteen (15) days after the meeting at which the Disputed Items list was prepared.

(iii) If Buyer and Seller are unable to agree upon the Net Working Capital and/or Cash on Hand in each case, as of the Measurement Time, in accordance with the above procedures described in Section 3.3(b)(ii), either of them may submit the list of the Disputed Items (together with both Position Statements) to be resolved by Grant Thornton LLP or, if such firm is unable or unwilling to perform its obligations under this Section 3.3(b)(iii), such other nationally-recognized or regionally-recognized independent accounting firm as is mutually agreed to by Buyer and Seller (the “Firm”). Regardless of which Party submits the matter to the Firm for resolution, both Buyer and Seller will enter into the Firm’s standard engagement letter within ten (10) days of the expiration of the second fifteen (15) day period referenced in Section 3.3(b)(ii) and both will instruct the Firm to resolve each of the Disputed Items (but no other items and only in respect of the Party’s respective Position Statements) as soon as practicable but in any event within sixty (60) days of being engaged. Buyer and Seller will cooperate with the Firm in all reasonable respects. In resolving each of the Disputed Items, the Firm will only be authorized to choose between Seller’s position and Buyer’s position (as each position had been disclosed to the other in its respective Position Statement, as amended in the manner provided below), but the Firm may resolve the Disputed Items on an item-by-item basis so that it may choose Seller’s position on some items and Buyer’s position on other items. If a Party fails to provide the other with its Position Statement within the second fifteen (15) day period referenced in Section 3.3(b)(ii) or fails to enter into the Firm’s standard engagement letter, the Firm must resolve all of the Disputed Items in the manner set forth in the other Party’s Position Statement. If both Buyer and Seller present the other with its Position Statement within the second fifteen (15) day period referenced in Section 3.3(b)(ii), the Firm will schedule a hearing (which may occur on one or more Business Days) commencing on a Business Day within the ten (10) Business Day period following the mutual engagement of the Firm. At such hearing, the Firm will be permitted to ask questions of the Parties with respect to either or both Position Statements, and Buyer and Seller each will have an opportunity to explain its own Position Statement as well as its objections to the other Party’s Position Statement. All questions and explanations at the hearing will be conducted in a manner that Buyer and Seller are able to hear the responses and explanations of the other. Following such hearing, the Firm will give Buyer and Seller ten (10) days to amend their respective Position Statements if they desire, but each of Buyer and Seller will be deemed to have elected not to amend its respective Position Statement unless it delivers an amended Position Statement to the Firm and the other Party prior to the deadline established by the Firm. The Firm will notify Buyer and Seller in writing of its resolution of each of the Disputed Items, together with a reasonably detailed explanation of its determination of each Disputed Item, and its calculation of the Net Working Capital and/or Cash on Hand of the Group Companies based on its resolution of the Disputed Items and the other components of the Net Working Capital and/or Cash on Hand calculation that are not Disputed Items. The fees and expenses of the Firm will be apportioned equitably by the Firm based on the degree to which each Party was unsuccessful in prevailing on its position. The determination of the Firm with respect to the Disputed Items and the apportionment of fees and expenses will be final and binding on the Parties, will be non-appealable and may be enforced by a court of competent jurisdiction. The (A) final Net Working Capital as of the Measurement Time (the “Final Net Working Capital Amount”) and (B) the final Cash on Hand as of the Measurement Time (the “Final Cash on Hand Amount”) will be (1) as stated in the Estimated Closing Statement if Buyer fails to deliver a Buyer Reconciliation Statement in accordance with Section 3.3(b)(i); (2) as stated in the Buyer Reconciliation Statement if Seller fails to deliver an Objection Notice during the Response Period; or (3) if Seller delivers an Objection Notice during the Response Period, (x) the amount mutually agreed to by Buyer and Seller or (y) if any Disputed Item is submitted for resolution to the Firm, the amount determined by the Firm computed by using the line items agreed to by Buyer and Seller (i.e., items that are not Disputed Items) and the Disputed Items as resolved by the Firm.

(iv) Upon the determination of each of the Final Net Working Capital Amount and the Final Cash on Hand Amount in accordance with this Section 3.3(b)(iv), the Parties will compute the Final Payment Amount, and true-up payments will be made as follows:

(1)	If the Final Payment Amount exceeds the Estimated Payment Amount, then Buyer will pay Seller, as additional Purchase Price for the Shares, such excess amount. Any payments required under this Section 3.3(b)(iv)(1) will be made in immediately available funds to the account designated by the Seller within two (2) Business Days after the date that the Final Net Working Capital Amount and the Final Cash on Hand Amount are determined.

(2)	If the Estimated Payment Amount exceeds the Final Payment Amount, then Buyer will be entitled to receive payment equal to such excess as a partial refund of the consideration paid by Buyer as the Purchase Price for the Shares at the Closing. Any payments required under this Section 3.3(b)(iv)(2) will be made in immediately available funds to an account specified by Buyer within two (2) Business Days after the date the Final Net Working Capital Amount and the Final Cash on Hand Amount are determined. The payment obligation(s) to Buyer under this Section 3.3(b)(iv)(2) will be satisfied by release of the payment amount(s) from the Adjustment Escrow Deposit. The Adjustment Escrow Deposit will be the first source of recovery for any payment required to be made under this Section 3.3(b)(iv)(2) and in no event will Seller have any direct or indirect liability or obligation in respect of any such payment; provided that if the payments required under this Section 3.3(b)(iv)(2) exceed the Adjustment Escrow Deposit such excess amount shall be paid to Buyer from the Escrow Deposit without regard to any limitations set forth in Section 11.5. Any portion of the Adjustment Escrow Deposit not due to Buyer pursuant to the first sentence of this Section 3.3(b)(iv)(2) shall be released to Seller.

(v) Buyer and Seller will each execute a joint instruction letter (which letter will be in a form that complies with the requirements of the Escrow Agreement) (a “Joint Instruction Letter”) instructing the Escrow Agent to release any amount required by Section 3.3(b)(iv)(2).

(vi) Any payment made pursuant to this Section 3.3(b) will, for Tax and all other purposes, be deemed to be an adjustment to the Purchase Price of the Shares unless otherwise required by Legal Requirements.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to the Buyer on the Effective Date (the “Company Disclosure Schedules”), the Company and the Seller, jointly and severally, represent and warrant as of the Effective Date and as of the Closing Date to the Buyer as follows:

Section 4.1 Organization, Good Standing, Qualification and Power. The Company is a Kansas corporation existing and in good standing under Kansas law and has the requisite power and authority to own or lease its properties and assets and to carry on its business as presently conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction wherein the nature of its business or the ownership of its assets makes such qualification necessary, except where the failure to be so qualified and in good standing would not be material to the Business. The Company has previously made available to Buyer copies of the Governing Documents of the Company as currently in effect.

Section 4.2 Authority; Execution and Delivery; Enforceability. The Company has the requisite power and authority to execute and deliver this Agreement and the other Documents to which it is a party and to perform its obligations hereunder and thereunder, all of which have been duly authorized by all requisite corporate action on the part of the Company. The Company has duly executed and delivered this Agreement and at or prior to the Closing will have duly executed and delivered each other Document to which it is a party. Each of the Documents to which the Company is or will be a party is, or upon its execution and delivery will be (assuming that this Agreement and each other Document to which Buyer or any other Third Party is a party have been duly and validly authorized, executed and delivered by Buyer or such other Third Party), a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforceability hereof or thereof may be limited by (a) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Legal Requirements affecting the enforcement of creditors’ rights generally or (b) applicable equitable principles (whether considered in a proceeding at law or in equity).

Section 4.3 Non-contravention. Except as set forth on Schedule 4.3, neither the execution and delivery of this Agreement or the other Documents to which the Company is a party nor the consummation of the transactions contemplated hereunder and thereunder will (a) contravene any provision contained in any Group Company’s Governing Documents, (b) conflict with, violate or result in a breach (with or without the lapse of time, the giving of notice or both) of, or constitute a default (with or without the lapse of time, the giving of notice or both) under (i) any Material Contract or (ii) any Order, statute, law, rule or regulation or other restriction of any Governmental Body, in each case to which any of the Group Companies is a party or by which any of them is bound or to which any of their material respective assets or properties are subject, (c) except as contemplated herein or with respect to Permitted Encumbrances, result in the creation or imposition of any Encumbrance on any of the material assets or properties of any Group Company, or (d) result in the acceleration of, or permit any Person to terminate, modify, cancel, accelerate or declare due and payable prior to its stated maturity, any obligation of any Group Company.

Section 4.4 Consents.

(a) No notice to, filing with, or authorization, registration, consent or approval of any Governmental Body is necessary for the execution, delivery or performance of this Agreement or the other Documents to which the any of the Group Companies are a party or the consummation of the Transactions contemplated hereby or thereby by the Company, except for (i) notices, filings and approvals set forth on Schedule 4.4(a) (“Governmental Consents”), and (ii) those that may be required solely by reason of Buyer’s (as opposed to any other Party’s) participation in the transactions contemplated hereby.

(b) No notice to, filing with, or authorization, registration, consent or approval of any Person other than a Governmental Body is necessary for the execution, delivery or performance of this Agreement or the other Documents to which any of the Group Companies are a party or the consummation of the Transactions contemplated hereby or thereby by any of the Group Companies, except for (i) the consents, notices, filings and approvals set forth on Schedule 4.4(b) (“Third Party Consents”), (ii) those that may be required solely by reason of Buyer’s (as opposed to any other party’s) participation in the transactions contemplated hereby, and (iii) those notices to, filings with, or authorizations, registrations, consents or approvals of any Person where the failure to so obtain would not be material to the Business.

Section 4.5 Capitalization; Subsidiaries.

(a) The entire authorized capital stock of the Company consists of 10,000 Shares. As of the Effective Date, 1,000 Shares are issued and outstanding. All issued and outstanding Shares are held of record by the Seller and are duly authorized, validly issued and fully paid and nonassessable, were issued in compliance with all applicable Legal Requirements concerning the issuance of securities, and have not been issued in violation of any preemptive rights, rights of first refusal, subscription rights or similar rights. Except as set forth on Schedule 4.5(a), (i) there are no shares of capital stock reserved for issuance, (ii) there are no preemptive, contingent or other outstanding options, stock appreciation rights, restricted stock, restricted stock units, warrants or other rights to acquire any Shares or other equity interests in the Company or any securities exercisable or exchangeable for, or convertible into, Shares or other equity interests in the Company, and (iii) no Shares are held in treasury.

(b) Schedule 4.5(b) sets forth the names and jurisdiction of organization of each Subsidiary of the Company, the number of outstanding equity interests and non-equity interests of each such Subsidiary, and number of equity interests and non-equity interests owned by the Company and any other Person and the name of each such other Person. Except for the Subsidiaries set forth in Schedule 4.5(b), the Company does not own, directly or indirectly, any stock, partnership interest, joint venture interest or any other security or ownership interest issued by any corporation, partnership, limited liability company or other legal entity. All of the outstanding equity interests of each Subsidiary of the Company is directly or indirectly owned beneficially and of record by the Company or a Subsidiary, free and clear of all Encumbrances, except for Permitted Encumbrances. There are no (i) authorized or outstanding securities of any Subsidiary of the Company convertible into or exchangeable for, no options or warrants or rights to subscribe for, or providing for the issuance or sale of, any capital stock or other ownership interest in, or any other securities of, any of the Subsidiaries, or (ii) voting trusts, proxies or other agreements among a Subsidiary of the Company’s stockholders with respect to the voting or transfer of such Subsidiary’s capital stock. All of the equity interests of the Subsidiaries of the Company have been duly authorized and validly issued, and are fully paid and nonassessable.

(c) Each Subsidiary of the Company exists and is in good standing under the laws of its State of Kansas and has the requisite power and authority to own or lease its properties and assets and to carry on its business as presently conducted. Each Subsidiary of the Company is duly qualified to transact business and is in good standing in each jurisdiction wherein the nature of its business or the ownership of its assets makes such qualification necessary, except where the failure to be so qualified and in good standing would not be material to the Business. The Company has previously made available to Buyer copies of the Governing Documents of each Subsidiary of the Company as currently in effect.

Section 4.6 Financial Statements.

(a) Attached hereto as Schedule 4.6(a) are true and complete copies of the following financial statements (such financial statements, the “Financial Statements”):

(i) the consolidated balance sheets of the Group Companies as of December 31, 2013 and December 31, 2014, and the related consolidated statements of income of the Group Companies for the fiscal years ended December 31, 2013 and December 31, 2014; and

(ii) the consolidated balance sheet of the Group Companies as of October 31, 2015 (the “Latest Balance Sheet”), and the related consolidated statements of income and cash flows of the Group Companies for the ten-month period ending on such date.

(b) Except as set forth in Schedule 4.6(b), the Financial Statements (i) have been prepared on a consistent basis throughout the periods covered thereby and (ii) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Group Companies as of the dates and for the periods indicated.

Section 4.7 Absence of Certain Developments. Except as set forth on Schedule 4.7, since the date of the Latest Balance Sheet, no Group Company has:

(a) made any capital expenditures or commitments therefor in excess of $100,000, other than in a manner consistent with the Group Companies’ spending plan for capital expenditures or in the Ordinary Course of Business;

(b) suffered any extraordinary casualty damage, destruction or loss (whether or not covered by insurance) to its property in excess of $100,000;

(c) created, incurred, assumed or guaranteed any Company Indebtedness either involving more than $100,000 in the aggregate or outside the Ordinary Course of Business;

(d) made any material change in the accounting methods or practices of any Group Company;

(e) amended or authorized the amendment of its Governing Documents;

(f) been subject to a change, effect or event that individually or in the aggregate has resulted in, or with notice or lapse of time or both, would reasonably be expected to result in a Material Adverse Effect on any of the Group Companies, individually or in the aggregate;

(g) declared or paid a dividend in respect of its capital stock;

(h) split, combined or reclassified any shares of its capital stock;

(i) issued, sold or otherwise disposed of any of its capital stock, or granted any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock;

(j) transferred, assigned, sold or otherwise disposed of any assets shown on the Latest Balance Sheet not in the Ordinary Course of Business or cancellation of any debts or entitlements other than in the Ordinary Course of Business and in excess of $50,000 in the aggregate;

(k) acquired any assets not in the Ordinary Course of Business;

(l) increased the compensation payable to employees or contractors by more than one percent (1%) in the aggregate (as compared to the compensation payable to them as of September 1, 2015) or materially modified the benefits payable to any of its employees or contractors other than in the Ordinary Course of Business; or

(m) irrevocably committed or agreed to any of the foregoing.

Section 4.8 Compliance with Legal Requirements; Governmental Authorizations; Licenses; Etc. Except as set forth in Schedule 4.8, each Group Company is in material compliance with all material Legal Requirements to all applicable Governmental Bodies. Except as set forth on Schedule 4.8, each of the Group Companies has all material Permits, and has made all material notifications, registrations, certifications and filings with all Governmental Bodies, necessary or advisable for the operation of its business. Except as set forth on Schedule 4.8, there is no action, case or Proceeding pending or, to the Company’s Knowledge, threatened in writing by any Governmental Body with respect to (a) any alleged violation by any Group Company of any Legal Requirement, or (b) any alleged failure by any Group Company to have any permit, license, approval, certification or other authorization required in connection with the operation of the business of each Group Company.

Section 4.9 Litigation. Except as set forth on Schedule 4.9, there are no judgments, decrees, lawsuits, Proceedings, claims, complaints, injunctions or Orders issued, outstanding or pending or, to the Company’s Knowledge, threatened, (a) against any Group Company, (b) seeking to enjoin the transactions contemplated hereby, or (c) if determined adversely, could or would reasonably be expected to affect or prohibit the consummation of the transactions contemplated hereby, or (d) if determined adversely, could or would reasonably be expected to materially affect the Business.

Section 4.10 Taxes.

(a) Except as set forth on Schedule 4.10(a),

(i) each of the Group Companies has duly and timely filed (or have had filed on their behalf) all Tax Returns required to be filed, and all such Tax Returns have been prepared in compliance with all Legal Requirements and are true, correct and complete in all respects;

(ii) no Group Company has requested or been granted any extension of time within which to file any Tax Return, which Tax Return has not since been filed;

(iii) all Taxes required to have been paid by each Group Company, whether or not shown on any Tax Return, have been timely paid;

(iv) the current Tax accruals, reserves and provisions for Taxes on the face of the Latest Balance Sheet are adequate to cover all Tax liabilities payable for the relevant periods therein and no Group Company has incurred any liability for Taxes after the date of the Latest Balance Sheet other than as a result of the conduct of its business in the ordinary course. The liability for current Taxes reflected in the calculation of Net Working Capital will be sufficient to satisfy in full any Pre-Closing Taxes;

(v) no Group Company is currently the subject of a Tax audit, examination or other similar proceeding;

(vi) no Group Company has consented to extend the time, or is the beneficiary of any extension of time, in which any Tax may be assessed or collected by any Taxing Authority;

(vii) no Group Company has received from any Taxing Authority any written notice of proposed adjustment, deficiency, underpayment of Taxes or any other such written notice which has not been satisfied by payment or been withdrawn;

(viii) each Group Company has (A) timely withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, Seller, foreign person, or other Third Party; and (B) complied with all information reporting requirements, including maintenance of required records thereto, and filed all Tax Returns required to be filed in connection with any amounts described in clause (A);

(ix) all Persons who have provided services to any Group Company and have been classified by any Group Company as independent contractors for the purposes of Tax withholding laws and laws applicable to employee benefits were properly so classified;

(x) no claim has ever been made or can reasonably be expected to be made by a Taxing Authority in a jurisdiction where any Group Company does not currently file a particular type of Tax Return that any Group Company is or may be required to file such Tax Returns in that jurisdiction or that any Group Company is or may be subject to taxation (including obligations to withhold amounts in respect of Tax) by that jurisdiction;

(xi) no issue has been raised by any Taxing Authority in writing (or to the Company’s Knowledge, otherwise) with respect to Taxes of any Group Company in any prior examination that, by application of the same or similar principles, could reasonably be expected to result in assertion of a Tax underpayment for any other taxable period of any Group Company;

(xii) there is not currently in effect any power of attorney authorizing any Person to act on behalf of any Group Company, or receive information relating to any Group Company, with respect to any Tax matter (other than authorizations to contact Tax Return preparers included in Tax Returns provided pursuant to Section 4.10(h));

(xiii) no Group Company has been a beneficiary of or participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1) that was, is, or to the Company’s Knowledge will ever be, required to be disclosed under Treasury Regulation Section 1.6011-4;

(xiv) no Group Company is (or has ever been) a party to any Tax sharing agreement, Tax indemnity agreement or similar agreement, and no Group Company has ever assumed the Tax Liability of any other Person by Contract;

(xv) no Group Company is (or has ever been) a member of an affiliated group (within the meaning of Section 1504(a) of the Code) or similar group of entities with which the Group Company joined, or was or may be required to join, for any taxable period in making a consolidated federal income Tax Return or other Tax Return in which Tax Liability was or would be computed on a consolidated, combined, unitary or similar basis, and no Group Company has or has ever had a relationship to any other Person that would cause it to be liable for Tax Liability of such other Person, including, without limitation, Taxes payable by reason of contract, assumption, transferee liability, operation of Law, or Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision of Law);

(xvi) no Group Company has been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution qualifying (or intended to qualify) under Section 355 of the Code (or so much of Section 356 as relates to Section 355);

(xvii) no Group Company has a “permanent establishment” in any foreign country, as defined in any applicable Tax treaty or convention between the United States of America and such foreign country, nor has otherwise taken steps or conducted business operations that have exposed, or will expose, it to the taxing jurisdiction of a foreign country;

(xviii) each Group Company is in compliance with the terms and conditions of any applicable Tax exemptions, Tax agreements or Tax orders of any Taxing Authority to which it may be subject or which it may have claimed, and the transactions contemplated by this Agreement will not have any adverse effect on such compliance;

(xix) no Group Company has ever acquired assets from another Person (and has not been treated or required to be treated for Tax purposes as acquiring assets of a Person by reason of change in Tax status of such Person) in a transaction in which a Group Company’s federal income Tax basis for the acquired assets was required to have been determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of such transferring Persons (except in instances where the transferring Person was also a Group Company);

(xx) Buyer will not be required to withhold Tax by reason of any provision of the Code or the Treasury Regulations promulgated thereunder, including, without limitation, Section 1445 of the Code, or by reason of any other applicable law, rule or regulation, with respect to any payments made pursuant to this Agreement; and

(xxi) there are no Encumbrances for Taxes, other than Permitted Encumbrances, on any of the assets of any Group Company.

(b) The Company is, and has been at all times since its original formation, a “small business corporation” within the meaning of Section 1361(b) of the Code and has had in effect at all times during its existence a valid and timely election to be treated as a Subchapter S corporation under Section 1362(a) of the Code, and has validly been treated in a similar manner for purposes of the income Tax laws of all state and local jurisdictions in which it has been subject to taxation.

(c) At all times since its original formation, (i) the Company has had only one class of stock outstanding (treating for this purpose all classes of stock having identical rights to current and liquidating distributions as a single class, regardless of differences in voting power), and (ii) the Company has not had any outstanding options, Contracts, indebtedness or other instruments or obligations that could constitute a second class of stock within the meaning of Section 1361(b)(1)(D) of the Code and Treasury Regulation Section 1.1361-1(l). No Seller has taken or omitted or caused to be taken or omitted to be taken any actions that would cause the Company to cease to be treated prior to the completion of the Closing as a “small business corporation” within the meaning of Section 1361(b) of the Code treated as a Subchapter S corporation for federal and applicable state and local income Tax purposes.

(d) B.E. Smith, Inc. (and its predecessor, B.E. Associates, Inc.) is, and has been at all times since 2001, either a Subchapter S corporation pursuant to a valid and timely election under Section 1362(a) of the Code or a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code, and has been validly treated in a similar manner for purposes of the income Tax laws of all state and local jurisdictions in which it has been subject to taxation. Each of B.E. Smith International, Inc. and B.E. Smith Interim Services, Inc. is, and has been at all times since its original formation, a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code, and has been validly treated in a similar manner for purposes of the income Tax laws of all state and local jurisdictions in which it has been subject to taxation.

(e) At the time each election was made to treat the Company and B.E. Smith, Inc. (and its predecessor, B.E. Associates, Inc.) as a Subchapter S corporation under Section 1362(a) of the Code, (i) Seller was the sole owner of all the outstanding stock of the Company or B.E. Smith, Inc. (and its predecessor, B.E. Associates, Inc.), as applicable, (ii) Seller was a resident of the State of Kansas and (iii) no Person had any community property interest in such stock under applicable Legal Requirements.

(f) Mustang 426NS, LLC is, and has been at all times since its original formation, validly classified as an entity disregarded from its owner for income Tax purposes.

(g) No Group Company has had at any time any “net unrealized built-in gain” within the meaning of Section 1374(d) of the Code that would give rise to taxation pursuant to Section 1374 of the Code (or comparable provisions of state law) if all of the assets of the Group Company were sold on the Closing Date at their respective fair market values.

(h) Schedule 4.10(h) identifies all income and other material Tax Returns that each Group Company has filed for taxable periods ending after, or transactions occurring after, January 1, 2011 and the taxable period covered by each such Tax Return, and identifies those Tax Returns or taxable periods that have been audited or are currently the subject of an audit by a Taxing Authority, and all Tax Returns of each Group Company as to which the statute of limitations for assessment of additional Tax for the taxable period covered thereby has not yet expired. Each Group Company has delivered to the Buyer complete and accurate copies of all Tax-related materials requested by the Buyer, including:

(i) all income Tax Returns filed by any Group Company that relate to taxable periods beginning on or after January 1, 2011; and

(ii) all elections regarding the Tax status of any Group Company as described in clauses (b) through (e).

Section 4.11 Environmental Matters.

(a) Each Group Company is in material compliance with all Environmental Laws.

(b) No Group Company has received any written notice, report or other information regarding any actual or alleged violation of Environmental Laws, or any liabilities for personal injury, property damage or investigatory or cleanup obligations arising under Environmental Laws.

Section 4.12 Employee Matters.

(a) (i) No Group Company has entered into any collective bargaining agreement with respect to its employees, (ii) there is no labor strike, labor dispute, or work stoppage or lockout pending or, to the Knowledge of the Company, threatened in writing against or affecting any Group Company and since January 1, 2014 there has been no such action, (iii) to the Company’s Knowledge, no union organization campaign is in progress with respect to any Group Company’s employees and no question concerning representation exists respecting such employees, and (iv) there is no unfair labor practice, charge or complaint pending before any federal, state or local Governmental Body, or to the Knowledge of the Company, threatened against any Group Company. No Group Company has engaged in any plant closing or employee layoff activities that would violate or give rise to an obligation to provide any notice required pursuant to the Worker Adjustment Retraining and Notification Act of 1988, as amended.

(b) Schedule 4.12(b) sets forth the name of each employee and independent contractor (“Company Employee”) of each Group Company as of the Closing whose annualized base salary is in excess of $150,000, or whose total annualized compensation for 2015 is reasonably expected to be in excess of $250,000 which shows each such employee’s and independent contractor’s compensation (including, salary, deferred compensation, bonuses and commissions), date of employment, and position and title (the “Employee Schedule”).

(c) No employee of any Group Company having the titles of Executive Vice President or Senior Vice President has, to the Knowledge of the Company, given notice to any Group Company that any such employee intends to terminate his or her employment with the Group Company and to the Knowledge of the Company, no such Executive Vice President or Senior Vice President of any Group Company is in any material respect in violation of any term of any employment contract, non-disclosure agreement or non-competition agreement.

(d) No Group Company has knowledge of misclassification of any current Group Company employee or independent contractor as of the date hereof as (i) an “exempt” employee rather than as a “non-exempt” employee within the meaning of the Fair Labor Standards Act of 1938, or (ii) as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.

(e) All compensation owing, including wages, commissions and bonuses, payable to all directors, employees, independent contractors or consultants of any Group Company for services performed on or prior to the date hereof have been paid in full or if not paid, have been full accrued (or, as of the Closing Date, shall have been paid or accrued in full on the Estimated Closing Statement) and there are no outstanding agreements, understandings or commitments of the Company with respect to any compensation, commissions or bonuses except as may be satisfied at Closing in the Seller’s Transaction Expenses.

Section 4.13 Employee Benefit Plans.

(a) No Employee Benefit Plan is, and no Group Company or any ERISA Affiliates currently maintains or contributes to or in the past seven (7) years has maintained or contributed to, a Multiemployer Plan, a single employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which a Group Company or any ERISA Affiliate could incur liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”), a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), a plan that is subject to Title IV of ERISA or Section 412 of the Code, or a “funded welfare plan” within the meaning of Section 419 of the Code, and no Employee Benefit Plan provides health or other welfare benefits to former employees of any Group Company other than as required by COBRA or similar state Legal Requirement.

(b) Except as set forth on Schedule 4.13(b) each Employee Benefit Plan has been maintained and administered in compliance in all respects with the applicable requirements of ERISA, the Code and any other Legal Requirement. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service and, to the Company’s Knowledge, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Employee Benefit Plan.

(c) No material liability under Title IV of ERISA has been or, to the Company’s Knowledge, is expected to be incurred by any Group Company or any ERISA Affiliate thereof.

(d) There are no pending or, to the Knowledge of the Company, threatened claims (other than routine claims for benefits) relating to any Employee Benefit Plan or any trusts or other funding medium which are associated with such Employee Benefit Plans or with respect to any Group Company or any ERISA Affiliate thereof as the sponsor or fiduciary thereof or with respect to any other fiduciary thereof. None of the Employee Benefit Plans is or has been the subject of an audit or investigation by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other agency.

(e) No Group Company or, to the Company’s Knowledge, any other Person has engaged in any transaction with respect to any Employee Benefit Plan that would be reasonably likely to subject any Group Company to any material Tax or penalty (civil or otherwise) imposed by ERISA, the Code or other applicable law.

(f) Each nonqualified deferred compensation or retirement plans, including any incentive compensation or bonus plans or arrangements or other contract, plan, program, arrangement or agreement benefitting any employee of a Group Company that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) (a “Non-Qualified Plan”) has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code (together with the guidance and regulations thereunder, including the final Treasury Regulations issued thereunder, “Section 409A”) and has been, since January 1, 2009, in documentary and operational compliance with Section 409A; and (ii) as to any such plan or arrangement in existence prior to January 1, 2005 and not subject to Section 409A of the Code, has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004; and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Non-Qualified Plan. No Group Company, is a party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Section 409A(a)(1)(B) of the Code.

(g) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (whether alone or in connection with any other event(s)) would result in the payment of any amount or provision of any benefit to any current or former employee, director or independent contractor of any Group Company that would, individually or in combination with any other such payment or benefit, not be deductible by reason of Section 280G of the Code (as determined without regard to Section 280G(b)(4) of the Code). Schedule 4.13(g) lists each “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) determined as of the date hereof. There is no written or unwritten agreement, plan, arrangement or other Contract by which any Group Company is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(h) All premiums, contributions or other payments required to be made by law or under the terms of any Employee Benefit Plan or any contract or agreement relating thereto have been made or accrued on the Financial Statements as of the Closing Date. Except as set forth in Schedule 4.13(g), each Employee Benefit Plan and Non-Qualified Plan is fully funded or fully insured.

(i) Except as disclosed in Schedule 4.13(h), each Employee Benefit Plan can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, with no more than thirty (30) days advance notice without Liability to any Group Company or the Buyer. Except as disclosed in Schedule 4.13(h), none of the Employee Benefit Plans will be subject to any surrender fees, market value adjustment, deferred sales charges, commissions or other fees or charges in excess of an aggregate of $10,000 for each Employee Benefit Plan upon termination (other than normal and reasonable administrative fees associated with their amendment, transfer or termination).

(j) Except as disclosed in Schedule 4.13(h), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in connection with any other event: (i) result in any payment or benefits (including, but not limited to, separation, severance, termination, change of control, retention or similar-type benefits) becoming due to any employee or individual independent contractor or consultant of any Group Company; (ii) increase any benefits under any Employee Benefit Plan; or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefits under any Employee Benefit Plan.

(k) With respect to each Employee Benefit Plan, the Company has made available to Buyer copies, to the extent applicable, of (i) the plan and trust documents and the most recent summary plan description, (ii) the most recent annual report (Form 5500 series), (iii) the most recent financial statements, and (iv) the most recent Internal Revenue Service determination letter. No Group Company or any ERISA Affiliate has any express or implied commitment (A) to create, incur liability with respect to or cause to exist any new employee benefit plan, program or arrangement that would be an Employee Benefit Plan if established, (B) to enter into any Contract to provide material compensation or benefits to any current or former employee, director, consultant or independent contractor of a Group Company or any ERISA Affiliate or the beneficiaries or dependents of any such Person or (C) to modify, change or terminate any Employee Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

Section 4.14 Intellectual Property Rights.

(a) Each Group Company owns, licenses or has sufficient rights to use all of the Material Intellectual Property in the manner used in the operation of the Business as currently conducted.

(b) Section 4.14(b) sets forth a list of all (i) Material Contracts under which any Third Party has been granted a license to use the Material Intellectual Property owned by any Group Company (other than customer Contracts) and (ii) Material Contracts under which any Third Party has granted to any Group Company a license to use any Intellectual Property Rights (other than licenses of software commercially available to the public generally) material to the Business.

(c) (i) There are no pending or, to the Knowledge of the Company, threatened claims against any Group Company contesting the ownership or use of any Intellectual Property Rights or claiming that any Group Company has infringed the Intellectual Proprietary Rights of any Third Party, (ii) to the Knowledge of the Company, (iii) No Third Party is infringing any Intellectual Property Rights owned by any Group Company; and (iv) no employee of any Group Company has misappropriated the trade secrets of any Person in the course of such employee’s employment with any Group Company.

(d) To the Company’s Knowledge, there has not been any material breach by any party to any executory confidentiality agreement entered into by the Group Company. To the Company’s Knowledge, each Group Company has taken or caused to be taken all reasonable steps to maintain all of its and its Affiliates’ Intellectual Property Rights and to protect and preserve the confidentiality of all trade secrets included in such Intellectual Property Rights.

(e) Schedule 4.14(e) sets forth the Internet websites owned, maintained or operated by any Group Company (“Company Sites”) or through or in connection with which any Group Company offers any products or services provided to its customers, including assessments (“Company Services”). The Company has materially complied with applicable Legal Requirements, contractual and fiduciary obligations, and its internal privacy policies relating to (i) the privacy of users of Company Sites and Company Services, and (ii) the collection, storage, transfer and any other processing of any Personally Identifiable Information collected or used by any Group Company in any manner or maintained by Third Parties having authorized access to such information. Each such privacy policy and the materials distributed or marketed by any Group Company have made disclosures to users or customers required by Legal Requirements, and none of such disclosures made or contained in any such privacy policy or in any such materials has been inaccurate, misleading or deceptive. Each Group Company has taken reasonable steps (including, without limitation, implementing and monitoring compliance with adequate measures with respect to technical and physical security) to protect Personally Identifiable Information collected, stored, transferred or processed by, or on behalf of, any Group Company against loss and against unauthorized access, use, modification, disclosure or other misuse. To the Company’s Knowledge, there has been no unauthorized access to or other misuse of such Personally Identifiable Information.

Section 4.15 Contracts.

(a) Schedule 4.15(a) sets forth an accurate and complete list of each Material Contract.

(b) Performance. No Group Company has received since the date of Latest Balance Sheet written notice of cancellation of any Material Contract nor, to the Knowledge of the Company, is any other party in breach thereof in any material respect of any material term thereof. Any such written notice received by a Group Company prior to the date of the Latest Balance Sheet either (i) has been addressed and resolved in all material respects or (ii) would not be reasonably likely to result in a Material Adverse Effect. Each Group Company has performed all the material obligations required to be performed by it in connection with the Material Contracts and is not in default under or in breach of any material term of any such Material Contract, and, to the Knowledge of the Company, no event has occurred which with the passage of time or the giving of notice or both would: (w) result in a default or breach in any material respect of any material term of any such Material Contract; (x) give any Person the right to declare a default or exercise any remedy under any Material Contract; (y) give any Person the right to accelerate the maturity or performance of any Material Contract, or (z) give any Person the right to cancel, terminate or materially modify any Material Contract.

(c) Binding Obligation. Each Material Contract is in written form and is legal, valid, binding, enforceable and in full force and effect, except as the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Legal Requirements affecting the enforcement of creditors’ rights generally or (ii) applicable equitable principles (whether considered in a proceeding at law or in equity). Except as set forth on Schedule 4.15(c), no Group Company has breached or violated any of the terms or conditions of any Material Contract or breached or violated any term or condition which would permit termination or modification of any Material Contract. All of the covenants to be performed by any other party to a Material Contract, to the Knowledge of the Company, have been performed in all material respects. Except as set forth on Schedule 4.15(c), no Group Company has received written notice prior to the Effective Date of any default by any Group Company under any Material Contract set forth on Schedule 4.15(c). To the Knowledge of the Company, no event has occurred which constitutes, or after notice or the passage of time, or both, would constitute, a default by any Group Company, under any Material Contract, and, to the Knowledge of the Company, no such event has occurred which constitutes or would constitute a default by any other party to a Material Contract. The Company has made available to Buyer true and correct and complete copies of all Material Contracts, including all amendments thereto.

(d) No Group Company has entered into any covenant not to compete or contract or other arrangement restricting its business activities in any market, field or geographical area or with any Person.

Section 4.16 Insurance. All Insurance Policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing will have been paid, and no written notice of cancellation or termination has been received by any Group Company with respect to any Insurance Policy. Except as set forth on Schedule 4.16 there are no claims related to the business of any of the Group Companies pending as of the Effective Date under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. None of the Group Companies is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy. Except as set forth on Schedule 4.16, there are no outstanding claims against any errors and omissions insurance policy for vicarious liability arising out of or in connection with the services provided by an executive placed by any Group Company.

Section 4.17 Real Property. No Group Company owns any real property. Schedule 4.17 sets forth (whether as lessee or lessor) a list of all leases of real property (such real property, the “Leased Real Property”) to which any Group Company is a party or by which it is bound (each a “Company Lease”, and collectively the “Company Leases”). Each Company Lease is valid and binding on the applicable Group Company, and, to the Company’s Knowledge, on the other parties thereto, and is in full force and effect, except as the enforceability hereof or thereof may be limited by (a) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Legal Requirements affecting the enforcement of creditors’ rights generally or (b) applicable equitable principles (whether considered in a proceeding at law or in equity). No Group Company has breached or violated any of the material terms or conditions of any Company Lease or breached or violated any term or condition which would permit termination or modification of any Company Lease. All of the covenants to be performed by any other party to a Company Lease, to the Knowledge of the Company, have been performed in all material respects. No Group Company has received written notice prior to the Effective Date of any default by the any Group Company under any Company Lease set forth on Schedule 4.17. To the Knowledge of the Company, no event has occurred which constitutes, or after notice or the passage of time, or both, would constitute, a default by any Group Company, as applicable, under any Company Lease, and, to the Knowledge of the Company, no such event has occurred which constitutes or would constitute a default by any other party to a Company Lease.

Section 4.18 Transaction With Affiliates. Except as set forth on Schedule 4.18, no Group Company’s directors or officers, nor the Seller, nor any of their respective Affiliates is involved in any business arrangement or relationship with any Group Company other than employment arrangements and severance arrangements entered into in the Ordinary Course of Business, and no Group Company’s directors or officers, nor the Seller, nor any of their respective Affiliates owns any property or right, tangible or intangible, which is used by any Group Company.

Section 4.19 Brokers. No Person is or will be entitled to a broker’s, finder’s, investment banker’s, financial advisor’s or similar fee from any Group Company in connection with this Agreement or any of the transactions contemplated hereby (“Company’s Broker”).

Section 4.20 Books and Records. The minute books, stock record books and ownership interest record books of each Group Company, all of which have been made available to Buyer, are, to the Knowledge of the Company, complete and correct in all material respects and have been maintained in accordance with reasonably sound business practices in all material respects. The minute books of each Group Company contain accurate records in all material respects of all reported meetings, and actions taken by written consent of, the stockholders, managers, board of directors and any committees of the board of directors, as applicable, of each Group Company, as applicable. At the Closing, all of such books and records will be in the possession of the Company.

Section 4.21 Assets. Each Group Company has good and marketable title to all of its owned properties and assets described in the Financial Statements (except for properties and assets sold or otherwise disposed of since the date of the Latest Balance Sheet in the Ordinary Course of Business), free and clear of any Encumbrances other than Permitted Encumbrances. To the Knowledge of the Company, all of the owned properties and assets of the Group Companies are in good condition and repair (subject to ordinary wear and tear). The Group Companies own or have a valid leasehold interest in or has the valid and enforceable right to use all assets, tangible or intangible, necessary for the conduct of the Business. The Group Companies own or have a valid leasehold interest in or have the valid and enforceable right to use all assets, tangible or intangible, reasonably necessary for the conduct of the Business as of the Effective Date.

Section 4.22 No Undisclosed Liabilities. No Group Company has any debts, liabilities or obligations, whether accrued, absolute, contingent or otherwise and whether due or to become due, known or unknown (collectively, “Liabilities”), except for (a) Liabilities reflected or reserved against in the Financial Statements, (b) current Liabilities incurred in the Company’s Ordinary Course of Business since the date of the Latest Balance Sheet, (c) Liabilities incurred in connection with the execution and delivery of this Agreement, (d) Liabilities set forth on the Company Disclosure Schedules, or (e) Liabilities that, individually or in the aggregate, would not reasonably be expected to exceed $100,000.

Section 4.23 Personal Property Leases. Schedule 4.23 sets forth (whether as lessee or lessor) a list of all leases of tangible personal property to which any Group Company is a party or by which it is bound, in each case (each a “Company PP Lease”, and collectively the “Company PP Leases”). Each Company PP Lease is valid and binding on the applicable Group Company, and, to the Company’s Knowledge, on the other parties thereto, and is in full force and effect, except as the enforceability hereof or thereof may be limited by (a) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Legal Requirements affecting the enforcement of creditors’ rights generally or (b) applicable equitable principles (whether considered in a proceeding at law or in equity). No Group Company has breached or violated any of the material terms or conditions of any Company PP Lease or breached or violated any material term or condition which would permit termination or modification of any Company PP Lease. All of the material covenants to be performed by any other party to a Company PP Lease, to the Knowledge of the Company, have been performed in all material respects. No Group Company has received written notice prior to the Effective Date of any default by any Group Company under any Company PP Lease. To the Knowledge of the Company, no event has occurred which constitutes, or after notice or the passage of time, or both, would constitute, a material default by any Group Company, as applicable, under any Company PP Lease, and, to the Knowledge of the Company, no such event has occurred which constitutes or would constitute a material default by any other party to a Company PP Lease.

Section 4.24 Clients. Except as set forth in Schedule 4.24, none of the clients or customers who are parties to any Material Contract has threatened in writing to terminate or materially reduce its business relationship with any Group Company for any reason. Schedule 4.24 also lists all claims currently pending or threatened by any Group Company against any client or customer under any Material Contract for non-payment of invoices. The Group Company is not subject to any “off-limits” agreement, arrangement or understanding (or any other agreement, arrangement or other understanding that directly or indirectly restricts or limits the business of any Group Company) under any Client Contract.

Section 4.25 Disclaimer. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4 AND ARTICLE 5, NEITHER THE COMPANY, SELLER NOR ANY OTHER PERSON IS MAKING ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER WITH RESPECT TO THE COMPANY (INCLUDING ANY OF THE ASSETS OR LIABILITIES OF THE COMPANY), SELLER OR TO ANY OTHER INFORMATION PROVIDED TO BUYER OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY PROJECTION OR FORECAST RELATING TO THE BUSINESS OF THE COMPANY). NONE OF THE COMPANY, SELLER OR ANY OTHER PERSON WILL HAVE OR BE SUBJECT TO ANY LIABILITY TO BUYER OR ANY OTHER PERSON SOLELY RESULTING FROM THE DISTRIBUTION TO BUYER OR ITS REPRESENTATIVES, OR BUYER’S USE OF, ANY SUCH INFORMATION, INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE TO BUYER OR ITS REPRESENTATIVES IN ANY “DATA ROOM” OR ANY MANAGEMENT PRESENTATION, MEETING OR OTHERWISE IN EXPECTATION OF THE TRANSACTIONS.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth in the Company Disclosure Schedules, the Seller severally represents and warrants as of the Effective Date and the Closing Date to Buyer as follows:

Section 5.1 Capacity. The execution, delivery and performance by the Seller of this Agreement and any Document to which it is a party and the consummation by the Company of the Transactions are within the Seller’s powers and have been duly authorized by all necessary action on the part of the Seller. This Agreement constitutes a valid and legally binding agreement of the Seller, enforceable in accordance with its terms and conditions, except as the enforceability hereof or thereof may be limited by (a) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Legal Requirements affecting the enforcement of creditors’ rights generally or (b) applicable equitable principles (whether considered in a proceeding at law or in equity).

Section 5.2 Title to Shares; Shareholder Information. The Seller is the lawful record and beneficial owner of the 1,000 Shares set forth in Section 4.5(a) above free and clear of all Encumbrances (other than Permitted Encumbrances). Except for the Seller’s ownership of such 1,000 Shares, (a) the Seller does not own any capital stock, voting securities or other ownership interests (or securities convertible into or exchangeable for capital stock or voting securities or other ownership interests) of the Company, and (b) there are no options, warrants, calls, rights, commitments or agreements that to which the Seller is a party that obligates the Company to issue, deliver or sell any capital stock, voting securities or other ownership interests (or securities convertible into or exchangeable for the same) of the Company to the Seller, or purchase or redeem any such capital stock, voting securities or other ownership interests (or securities convertible into or exchangeable for the same) of the Company from Seller. Except for this Agreement, the Seller is not a party to any Contract or understanding relating to the voting, or that restricts the transfer or other disposition of, of any securities of the Company.

Section 5.3 Non-contravention. Neither the execution nor delivery of this Agreement, nor the consummation of the Transactions, will (a) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under any of the terms of any note, bond, mortgage, indenture, license, contract, lease, or other instrument or obligation to which the Seller is a party (or result in the imposition of any Encumbrance (other than Permitted Encumbrances) upon the Seller’s assets), or (b) violate any Legal Requirements or any Order of any Governmental Body applicable to the Seller.

Section 5.4 Proceedings and Orders. The Seller (a) is not subject to or affected by any outstanding Order, and (b) is not party to any pending Proceeding or, to the Company’s Knowledge, threatened Proceeding, that would, in any case, prohibit or materially impair the Seller’s ability to perform its obligations under this Agreement or to complete the Transactions in accordance with the terms of this Agreement and the Documents to which the Seller is a Party.

Section 5.5 Brokers. No Person is or will be entitled to a broker’s, finder’s, investment banker’s, financial advisor’s or similar fee from the Seller in connection with this Agreement or any of the transactions contemplated hereby (“Seller’s Broker”).

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF THE BUYER

Except as set forth in the disclosure schedules delivered by the Buyer to the Seller and the Company on the Effective Date (the “Buyer Disclosure Schedules”), the Buyer represents and warrants as of the Effective Date and the Closing Date to the Seller and the Company as follows:

Section 6.1 Organization; Existence and Good Standing. Buyer is validly existing and in good standing under the laws of the jurisdiction in which it is incorporated.

Section 6.2 Authority; Enforceability. Buyer has the full power and authority to execute this Agreement and the other Documents to which it is a party, and to perform its obligations under this Agreement and the other Documents to which it is a party. The execution, delivery and performance of this Agreement and the other Documents to which Buyer is a party have been duly and validly authorized by all required corporate action on the part of Buyer. This Agreement and the other Documents to which Buyer is a party, as the case may be, constitute the valid and binding obligations of Buyer, respectively, enforceable against Buyer in accordance with their terms, except as the enforceability hereof or thereof may be limited by (a) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Legal Requirements affecting the enforcement of creditors’ rights generally or (b) applicable equitable principles (whether considered in a proceeding at law or in equity). Buyer has, in accordance with all Legal Requirements and its Governing Documents, obtained all approvals and taken all actions necessary for the authorization, execution, delivery and performance by Buyer of this Agreement and the other Documents.

Section 6.3 No Violations. The execution and delivery of this Agreement by Buyer and the execution and delivery of other Documents to which Buyer is a party does not and will not, and the performance and compliance with the terms and conditions hereof and thereof by Buyer and the consummation of the transactions contemplated by this Agreement by Buyer will not (with or without notice or passage of time, or both):

(a) violate or conflict with any of the provisions of any of the Buyer’s Governing Documents; or

(b) violate, conflict with, result in a breach of or constitute a default under any provision of, or require any notice, filing, consent, authorization or approval under any Legal Requirement, or any Contract to which Buyer is a party or which it or its assets are otherwise bound or subject.

Section 6.4 Legal Proceedings. There are no Proceedings pending or threatened that (a) challenge the validity or enforceability of Buyer’s obligations under this Agreement or the other Documents to which Buyer is a party or (b) seek to prevent, delay or otherwise would reasonably be expected to adversely affect the consummation by Buyer of the Transactions contemplated herein or therein.

Section 6.5 Consents.

(a) No notice to, filing with, or authorization, registration, consent or approval of any Governmental Body is necessary for the execution, delivery or performance of this Agreement or the other Documents to which the Buyer is a party or the consummation of the transactions contemplated hereby or thereby, except for (i) Governmental Consents set forth on Schedule 6.5(a) and (ii) those that may be required solely by reason of Seller’s or the Company’s (as opposed to Buyer’s) participation in the transactions contemplated hereby, which are set forth on Schedule 6.5(a).

(b) No notice to, filing with, or authorization, registration, consent or approval of any Person other than a Governmental Body is necessary for the execution, delivery or performance of this Agreement or the other Documents to which the Buyer is a party or the consummation of the Transactions contemplated hereby or thereby by Buyer, except those that may be required solely by reason of Seller’s or the Company’s (as opposed to Buyer’s) participation in the transactions contemplated hereby, which are set forth on Schedule 6.5(b).

Section 6.6 Brokers. No Person is or will be entitled to a broker’s, finder’s, investment banker’s, financial advisor’s or similar fee from the Buyer in connection with this Agreement or any of the transactions contemplated hereby (“Buyer’s Broker”).

Section 6.7 Adequacy of Funds. Buyer has, and will have available to it at the Closing, on an unconditional basis, the financial capability and adequate cash on hand necessary and sufficient to consummate the transactions contemplated by this Agreement and to satisfy Buyer’s other monetary and other obligations contemplated by this Agreement. No consent, review or approval of this Agreement or any of the Documents is required by any of the Buyer’s third party lenders as a condition precedent to Buyer’s borrowing from any such lenders to satisfy Buyer’s monetary obligations contemplated by this Agreement.

Section 6.8 Solvency. Buyer is not entering into this Agreement or the Documents to which it is, or is specified to be, a party, with the intent to hinder, delay or defraud either present or future creditors. As of the Closing and immediately after giving effect to the Transactions, Buyer and its Subsidiaries (which at such time will include the Company), taken as a whole, will be Solvent.

Section 6.9 Acquisition as Investment and Investigation.

(a) Buyer (i) is an “accredited investor” as such term is defined in Rule 501 promulgated under the Securities Act, (ii) is acquiring the Shares for investment and for Buyer’s own account and not with a view to, or for resale in connection with, any distribution and (iii) understands that the Shares have not been registered under the Securities Act or under any state securities or blue sky laws, and, as a result, are subject to substantial restrictions on transfer.

(b) Buyer is an informed and sophisticated Person, and has engaged expert advisors experienced in the evaluation and acquisition of companies such as the Company as contemplated hereunder. Buyer and its Representatives have undertaken such investigation and have been provided with and have evaluated such documents and information as each of them have deemed necessary to enable them to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the Documents and the consummation of the Transactions.

(c) In connection with the investigation by Buyer of the Group Companies, Buyer and its Representatives have received and, after the date hereof but prior to the Closing, may receive from any Group Company or any of its Representatives certain projections, budgets, forward looking statements and other forecasts. Buyer acknowledges that there are uncertainties inherent in attempting to make such projections, budgets, forward looking statements and other forecasts, that Buyer and its Representatives are familiar with such uncertainties, that Buyer and its Representatives are making their own evaluation of the adequacy and accuracy of all projections, budgets, forward looking statements and other forecasts so furnished to them (including the reasonableness of the assumptions underlying such projections, budgets, forward looking statements and other forecasts), and that Buyer has not relied upon, is not relying upon and will not rely upon any such projections, budgets, forward looking statements or other forecasts or any other materials, documents or information (including those provided in certain “data rooms,” confidential information memoranda or similar materials, or management presentations in connection with the Transactions) made available to Buyer and its Representatives and Affiliates by any Group Company or any of its Representatives, and Buyer shall have no claim against any Person solely with respect thereto, except to the extent expressly and specifically included as a representation and warranty in Article 4 and Article 5 of this Agreement as qualified by the Company Disclosure Schedules (and any updates thereto), subject to the limitations set forth in this Agreement.

ARTICLE 7

PRE-CLOSING COVENANTS

Section 7.1 Reasonable Best Efforts.

(a) The Parties shall each cooperate with the others and use their respective reasonable best efforts to promptly (i) take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement, the Documents and Legal Requirements to consummate and make effective the Transactions as soon as practicable, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all Permits and other confirmations required to be obtained from any Third Party necessary, proper or advisable to consummate the Transactions, and (iii) execute and deliver such documents, certificates and other papers as a Party may reasonably request to evidence the other Party’s satisfaction of its obligations hereunder. Subject to Legal Requirements relating to the exchange of information and in addition to Section 7.1(c), the Parties shall have the right to review in advance, and, to the extent practicable, each will consult the other on, any information relating to the Company, the Seller or the Buyer, as the case may be, that appears in any filing made with, or written materials submitted to, any Third Party and/or any Governmental Body in connection with the Transactions.

(b) Without the limiting foregoing, the Parties shall: (i) within five (5) Business Days of the Effective Date make an appropriate filing pursuant to the HSR Act and with respect to the Stock Purchase and as promptly as practicable file any other required submissions under the HSR Act; and (ii) cooperate with one another (A) promptly to determine whether any other filings are required to be or should be made or Permits are required to be or should be obtained under any other federal or state Legal Requirement and (B) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such Permits.

(c) Without limiting Section 7.1(a), each Party shall:

(i) use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any Order that would restrain, prevent or delay the Closing or any Transaction, including defending through litigation or arbitration on the merits any claim asserted in any court by any Person; and

(ii) use its reasonable best efforts to avoid or eliminate each and every impediment under the HSR Act that may be asserted by any Governmental Body with respect to the Transactions so as to enable the Closing to occur as soon as reasonably possible, which for purposes of clarification, exclude: (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of assets or businesses of the Buyer (or any of its Subsidiaries) and (y) otherwise taking or committing to take actions that limit the Buyer’s or its Subsidiaries’ freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the removal of, any injunction, temporary restraining order, or other Order in any Proceeding, that would otherwise have the effect of preventing or materially delaying the Closing.

(d) Each Party shall keep the other Party reasonably apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all required approvals or consents of any Governmental Body (whether domestic, foreign or supranational). In that regard, each Party shall without limitation, but subject to all applicable privilege, including the attorney-client privilege, and to the extent not prohibited by a Governmental Body: (i) promptly notify the other Party of, and if in writing, furnish the other Party with copies of (or, in the case of material oral communications, advise the other orally of) any communications from or with any Governmental Body with respect to the Transactions, (ii) permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed written (or any material proposed oral) communication with any such Governmental Body, (iii) not participate in any meeting with any such Governmental Body unless it consults with the other Party in advance and, to the extent permitted by such Governmental Body, gives the other the opportunity to attend and participate thereat, (iv) furnish the other Party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Body with respect to this Agreement, the Documents, the Transactions, and (v) furnish the other Party with such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Body.

Section 7.2 Operation of Business. Except (a) for the consummation of the Transactions, (b) as set forth on Schedule 7.2 of the Company Disclosure Schedules or as otherwise expressly contemplated by this Agreement or any Document, or (c) to the extent consented to by the Buyer, during the period from the Effective Date and continuing until the earlier of the termination of this Agreement or the Closing Date, the Company shall conduct the Business in the Ordinary Course of Business. The Company agrees to pay each of the Company’s debts and Taxes (other than Specified Sales Taxes) when due unless subject to good faith dispute, to pay or perform other obligations in the Ordinary Course of Business subject to good faith disputes over whether payment or performance is owing, and to use all commercially reasonable efforts, consistent with past practices and policies, to preserve its present business organizations, keep available the services of the Company Employees and preserve its relationships with key customers, suppliers, distributors, licensors, licensees, and others having business dealings with the Company. The Company shall promptly notify the Buyer of any event or occurrence of which the Company receives knowledge, and that the Company believes could have a Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Schedule 7.2 of the Company Disclosure Schedules or expressly contemplated by this Agreement or any Document, from the Effective Date until the earlier to occur of the termination of this Agreement and the Closing Date the Company shall not do any of the following without the prior written or email consent of the Buyer (not to be unreasonably withheld, conditioned or delayed):

(i) adopt or propose any change to the Governing Documents of any Group Company;

(ii) merge or consolidate with any other Person or acquire stock or assets of any other Person that would be material to the Company or effect any business combination, recapitalization or similar transaction;

(iii) make any capital expenditure in excess of $150,000 individually or in the aggregate with respect to the Business, except in the Ordinary Course of Business or alter its capital expenditure program or the timing or amounts of expenditures contemplated thereby;

(iv) sell, lease, license or otherwise dispose of any assets, securities or other property material to the Company except (A) pursuant to existing Contracts or (B) in the Ordinary Course of Business;

(v) except as otherwise contemplated by this Agreement, declare, set aside or pay any dividend or other distribution with respect to the equity interests of the Company;

(vi) adopt a plan of complete or partial liquidation, dissolution, restructuring or recapitalization;

(vii) issue, sell, grant or otherwise dispose of any equity interest in any Group Company or grant any option or warrant or other right to purchase or obtain any such equity interests;

(viii) enter into any collective bargaining agreement;

(ix) create or incur any Encumbrance on any of the assets of the Company that would be material to the Company other than (A) in the Ordinary Course of Business or (B) Permitted Encumbrances;

(x) incur, assume or guarantee any new Company Indebtedness, other than (x) under credit facilities in existence on the date hereof, (y) in the Ordinary Course of Business, or (z) accrual of interest under any notes in existence on the date hereof;

(xi) except as would be included solely in any Transaction Expense on a one time basis; (i) increase the compensation payable or to become payable (including bonus grants and retention payments) or increase or accelerate the vesting of any benefits provided, or pay or award any payment or benefit not required as of the date hereof by an Employee Benefit Plan as existing on the date hereof, to its current and former directors, officers, employees or other service providers, outside of the Ordinary Course of Business, (ii) grant any severance or termination pay or retention payments or benefits to, or enter into or amend or terminate any employment, severance, retention, change in control, consulting or termination Contract with, any current or former director, officer, employee or other service providers of any Group Company, (iii) establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, Contract, trust, fund or policy for the benefit of any current or former director, officer, employee or other service providers, (iv) pay or make, or agree to pay or make, any accrual or other arrangement for, or take, or agree to take, any action to fund or secure payment of, any severance pension, indemnification, retirement allowance, or other benefit, (v) hire, elect or appoint any officer or senior management level employee, or (vi) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any officer or other senior management level employee of any Group Company;

(xii) enter into any transactions other than on an arms’ length basis with any Person who, to the Company’s Knowledge, is an Affiliate of any of the Group Companies (other than as contemplated by this Agreement and transactions in the Ordinary Course of Business among the Group Companies);

(xiii) make any loan, advance or capital contribution to or investment in any Person that would be material to the Company other than trade credit in the Ordinary Course of Business;

(xiv) enter into any Material Contract (or any Contract that would have been a Material Contract if it had been entered into prior to the date hereof) or amend any Material Contract or waive any material term or condition thereof or grant any consents thereunder;

(xv) enter into any settlement or compromise of any Proceeding if such settlement or compromise would involve the payment by a Group Company of more than $150,000 or the imposition of any material non-monetary restrictions upon any Group Company;

(xvi) terminate or allow to be terminated any Insurance Policy in effect as of the date hereof, or fail to maintain, with financially responsible insurance companies, insurance on tangible assets of any Group Company in such amounts and against such risks and losses as are consistent with past practice;

(xvii) make, change or rescind any election relating to Taxes, settle or compromise any claim, notice, audit or assessment relating to Taxes, enter into any Tax allocation, sharing or indemnity agreement or closing agreement relating to Taxes, or consent to any extension or waiver of the limitations period applicable to any claim or assessment in respect of Taxes;

(xviii) change any method of accounting or accounting principles or practice; or

(xix) agree or commit to do any of the foregoing.

Section 7.3 Control of Business. Notwithstanding anything in this Agreement to the contrary, the Buyer acknowledges on behalf of itself and its Affiliates and its and their directors, officers, employees, Affiliates, agents, Representatives, successors and assigns that the operation of the Company remains in the dominion and control of the Company until the Closing and that none of the foregoing Persons will provide, directly or indirectly, any directions, orders, advice, aid, assistance or information to any director, officer or employee of the Company, except as specifically contemplated or permitted by this Article 7 or as otherwise consented to in advance by an executive officer of the Company.

Section 7.4 Publicity. Any public announcements, reports, statements or press releases by any Party or any of its Affiliates regarding the Transactions must be approved in advance (as to form, content, timing and manner of distribution) by each of Buyer and the Seller, which approval shall not be unreasonably withheld, conditioned or delayed; provided, that Buyer may issue a press release or make a public announcement or filing with the Securities and Exchange Commission without the approval of the Seller to the extent necessary for Buyer or its Affiliates to comply with applicable securities laws or NYSE rules. Buyer shall provide a copy to the Seller of any such press release or announcement that is to be issued or made prior to the Closing in advance of its release such as to provide the Seller a reasonable opportunity to review and comment on such press release or announcement, and Buyer shall consider any such comments by the Seller in good faith.

Section 7.5 Access. The Company and Seller shall cooperate with Buyer in its investigation of the Business and each Group Company’s properties, to permit Buyer and its Representatives, at the sole cost of Buyer, to (i) have reasonable access to each Group Company’s premises, books and records, during normal business hours and with reasonable prior written notice, (ii) visit and visually inspect any Group Company’s properties during normal business hours and with reasonable prior written notice, and (iii) discuss its affairs, finances and accounts with each Group Company’s key employees (in each case, in a manner so as to not interfere with the normal business operations of the Business and such Group Company); provided, in each case such activities are coordinated through Seller or its designee. The Buyer shall comply with, and shall cause its Representatives to comply with, all of its obligations under the Mutual Nondisclosure Agreement, dated as of July 22, 2015 (the “Confidentiality Agreement”), between the B.E. Smith, Inc. and the Buyer with respect to the terms and conditions of this Agreement and the Transactions and the Company information disclosed pursuant to this Section 7.5, which agreement shall remain in full force and effect until the Closing Date and survive any termination of this Agreement.

Section 7.6 No Solicitation. The Seller shall not, nor shall the Seller authorize or permit the Company to, nor shall the Seller authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative of the Company or the Seller to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Acquisition Proposal, (ii) enter into any agreement with respect to or consummate any Acquisition Proposal or (iii) directly or indirectly participate in any substantive discussions or negotiations regarding, furnish to any Person any Confidential Information with respect to, or take any other action to facilitate the making of, an Acquisition Proposal.

Section 7.7 Disclosure Schedules.

(a) A fact or matter disclosed in the Company Disclosure Schedules with respect to one section or subsection thereof shall be deemed to be disclosed with respect to each other section or subsection where such disclosure is appropriate to the extent that it is reasonably apparent to a Person unfamiliar with the Group Companies or the Business from reading such Company Disclosure Schedule that such disclosure is applicable to such other sections. Descriptions of terms or documents summarized in the Disclosure Schedules shall be qualified in their entirety by the documents themselves.

(b) The inclusion of an item by a Party in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by such Party that such item constitutes an item, event, circumstance or occurrence that is material or would be reasonably likely to result in a Material Adverse Effect.

Section 7.8 Repayment of Company Indebtedness. The Company and Seller shall secure all applicable pay-off letters, in form and substance reasonably satisfactory to the Buyer (“Pay-off Letters”) from each financial institution or other lender to which any Group Company is obligated with respect to the repayment of Company Indebtedness confirming the total payment required to be made as of the Closing Date to repay in full all Company Indebtedness (“Payoff Amount”), including all principal, interest, fees, interest rate swap breakage costs, prepayment premiums and penalties, if any, together with pay-off instructions for making such repayment on the Closing Date; if applicable, each Payoff Letter shall include an agreement to promptly file UCC-2 or UCC-3 termination statements from each Person holding a security interest in any assets of any of the Group Companies upon receipt of the amounts owed to such Person set forth in such Person’s Payoff Letter (“Lien Releases”).

Section 7.9 Employee Benefit Plan Matters. Effective as of the day immediately preceding the Closing Date, the Company shall terminate, or cause to be terminated, each Employee Benefit Plan intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code (the “401(k) Plan(s)”) pursuant to resolutions of the Company’s (or the applicable Subsidiary’s) board of directors (unless Buyer provides written notice to the

Company no later than three (3) business days prior to the Closing Date that such 401(k) Plan(s) shall not be terminated). In connection with such termination, the Company shall (a), effective prior to the Closing Date, (i) make all contributions required to be made to the 401(k) Plan(s), and (ii) cause all participants to become fully vested in their 401(k) Plan accounts, and (b) make, or cause to be made, such other amendments to the 401(k) Plan(s) as requested by Buyer or required by applicable law. The Company shall provide Buyer with evidence that such 401(k) Plan(s) have been terminated (effective no later than the date stated above). The form and substance of such resolutions shall be subject to review and approval of Buyer.

ARTICLE 8

POST-CLOSING COVENANTS

Section 8.1 General. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each Party shall take such further action (including the execution and delivery of such further instruments and documents) as the other Party reasonably may request, all at the sole cost and expense of the requesting Party.

Section 8.2 Directors’ and Officers’ Indemnification.

(a) From and after the Closing, Buyer will, and will cause the Group Companies to, to the fullest extent permitted by applicable Legal Requirements, indemnify, defend and hold harmless, and provide advancement of expenses to, each Covered Person against all Losses, claims, damages, costs, expenses, Liabilities or judgments or amounts that are paid in settlement of or in connection with any Proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such Person is or was a Covered Person, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Closing, whether asserted or claimed prior to, or at or after, the Closing (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated by this Agreement). Notwithstanding anything to the contrary contained in this Section 8.2(a), none of the Covered Persons shall be entitled to make a claim for indemnification or contribution against any Group Company after the Closing by reason of the fact that such Covered Person was an officer or director of one of the Group Companies or was serving as such for another Person at the request of one of the Group Companies (whether such claim is made pursuant to any Legal Requirement, any Governing Documents, any Contract or otherwise) with respect to any claim for indemnification brought by a Buyer Indemnified Party under this Agreement.

(b) For a period of six (6) years after the Closing, and at all times subject to applicable Legal Requirements, Buyer will not (and will not cause or permit the Group Companies or any of Buyer’s other Affiliates to) amend or modify in any way adverse to the Covered Persons, or to the beneficiaries thereof, the exculpation and indemnification provisions set forth in the Governing Documents of the Group Companies with respect to time periods at or prior to the Closing.

(c) Prior to the Closing, the Group Companies will purchase a six (6) year “tail” prepaid directors’ and officers’ liability insurance policy covered the Covered Persons (with coverage and pricing, and other terms consistent with, the quote provided to Buyer on or prior to the date hereof) effective as of the Closing, and the premium for such policy will be borne solely by Seller (the “Tail Policy”). From and after the Closing, Buyer will (and/or will cause the Group Companies or their Affiliates, as applicable, to) comply with the terms of any insurance procured pursuant to this Section 8.2(c), and will not cancel (or permit to be canceled) or take (or cause to be taken) any action or omission that would reasonably be expected to result in the cancellation thereof.

(d) Buyer agrees to pay, or to cause the Group Companies to pay, all expenses, including attorneys’ fees, that may be incurred by the Covered Persons in enforcing the indemnity and other obligations provided for in this Section 8.2.

(e) If Buyer, a Group Company or any of their respective successors or assigns proposes to (i) consolidate with or merge into any other Person and Buyer or the Group Company will not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each case, proper provision will be made prior to or concurrently with the consummation of such transaction so that the successors and assigns of Buyer or the Group Company, as the case may be, will satisfy the indemnification and other obligations set forth in this Section 8.2.

(f) With respect to any indemnification obligations of Buyer and/or a Group Company pursuant to this Section 8.2, Buyer hereby acknowledges and agrees (i) that it and such Group Company will be the indemnitors of first resort with respect to all indemnification obligations of Buyer and/or the Group Company pursuant to this Section 8.2 (i.e., their obligations to an applicable Covered Person are primary and any obligation of any other Person to advance expenses or to provide indemnification and/or insurance for the same expenses or Liabilities incurred by such Covered Person are secondary) and (ii) that it irrevocably waives, relinquishes and releases any such other Person from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof.

(g) The provisions of this Section 8.2 will survive the Closing and (i) are intended to be for the benefit of, and will be enforceable by, each Covered Person and his or her successors, heirs and Representatives and will be binding on all successors and assigns of Buyer and the Group Companies and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

Section 8.3 Tax Matters.

(a) Post-Closing Tax Return Filings. The Seller shall properly and accurately prepare (or cause to be prepared), and the Buyer and the Company shall cooperate with the Seller in the preparation and timely filing of, all income Tax Returns required to be filed by or on behalf of any Group Company for all taxable periods ending on or before the Closing Date (each a “Seller Prepared Return”). The cost of preparation of the Seller Prepared Returns shall be paid by the Seller. The Seller Prepared Returns shall be prepared in a manner consistent with the prior practice of the Group Companies, unless otherwise required by applicable Tax law; provided, however, to the greatest extent permissible under applicable Tax law, (i) any income and gain resulting from the Section 338(h)(10) Elections or the transfer of Mustang 426NS, LLC shall be included in the Seller Prepared Returns for the taxable period (or portion thereof) of the

Group Companies ending on the Closing Date, (ii) any deductions for any change in control, retention, severance and transaction bonus payments, and the employer portion of payroll Taxes payable with respect to the foregoing, that are paid before the Closing Time or as Accrued Transaction Expenses shall be included in the Seller Prepared Returns for the taxable period (or portion thereof) of the Group Companies ending on the Closing Date, and (iii) operating income and expense incurred in the Ordinary Course of Business on the Closing Date (excluding, for the avoidance of doubt, items described in clauses (i) and (ii)) shall be included in the income Tax Returns of the Buyer and the Group Companies for the taxable period (or portion thereof) beginning after the Closing Date. The Seller shall deliver each Seller Prepared Return to the Buyer not less than fifteen (15) days before the due date of such Tax Returns and the Buyer shall have the right to review and approve each such Tax Return before filing, which approval shall not be unreasonably withheld, conditioned, or delayed. The Buyer shall timely file (or cause to be timely filed) with the appropriate Taxing Authorities such Tax Returns, and the Seller shall cooperate with the Buyer in the timely filing of such Tax Returns. The Buyer shall prepare and timely file (or cause to be prepared and timely filed) with the appropriate Taxing Authorities all other Tax Returns required to be filed by or on behalf of any Group Company after the Closing Date (each a “Buyer Prepared Return”). The Buyer shall cause drafts of each Buyer Prepared Return for taxable periods (or portions thereof) beginning on or before the Closing Date to be delivered to the Seller not less than thirty (30) days before the due date of such Tax Return and the Seller shall have the right to review and comment on such Tax Return. The Buyer shall make such revisions to such Tax Returns as are reasonably requested by the Seller and agreed to by the Buyer.

(b) Taxable Year Closing. The Buyer and the Seller shall, unless prohibited by applicable Tax law, treat the current taxable periods of the Group Companies as ending as of the close of the Closing Date and shall report the income, activities, operations and transactions of the Group Companies through the Closing Date in a manner consistent with Section 8.3(a) to the greatest extent permissible under applicable Tax law. The Buyer shall not permit the Company to take any actions after Closing on the Closing Date that are out of the Ordinary Course of Business, except as required by this Agreement. For purposes of this Agreement, Taxes incurred by any Group Company with respect to a taxable period that includes but does not end on the Closing Date shall be allocated to the portion of the period ending on the Closing Date as follows: (i) in the case of Taxes that are either (x) based on or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), such Taxes allocated to the portion of the period ending on the Closing Date shall be deemed equal to the amount that would be payable if the taxable period ended on the Closing Date; and (ii) in the case of Taxes imposed on a periodic basis with respect to any asset or otherwise measured by the periodic level of any item, such Taxes allocated to the portion of the period ending on the Closing Date shall be deemed to be the amount of such Taxes for the entire period (or, in the case of Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the period ending with the Closing Date and the denominator of which is the number of calendar days in the entire period. Any credits relating to a taxable period that begins before and ends after the Closing Date shall be taken into account as though the relevant taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with the prior practices of the Company.

(c) Tax Elections; Amended Returns. No Party or Affiliate of a Party may amend or cause the amendment of a Tax Return of a Group Company, or file or amend any Tax election, or file a Tax Return after the due date thereof, concerning the Company, in each case, with respect to any taxable period or portion thereof ending on or before the Closing Date without the written consent of the Seller, which consent will not be unreasonably withheld, conditioned or delayed. The Buyer shall, upon request by the Seller, cooperate in the preparation of and submission to the proper Taxing Authority of any amended Tax Return with respect to any Group Company for any taxable period beginning before the Closing Date that is necessary to cause such Tax Return to be consistent with adjustments to a Tax Return for any other taxable period proposed by a Taxing Authority, or that is otherwise required by law to be filed.

(d) Cooperation, Access to Information, and Records Retention. The Seller and the Buyer shall cooperate as and to the extent reasonably requested by the other in connection with the preparation and filing of Tax Returns as provided herein and any audit, litigation or other proceeding with respect to Taxes relating to the Company. Such cooperation shall include the provision of records and information that are reasonably relevant to any such Tax Return, audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Buyer agrees (i) to retain all books and records relevant to Taxes of the Company that are in the possession of the Company after the Closing (including Tax Returns) relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations for assessment of Taxes for such respective taxable period, and (ii) to give the Seller reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the Seller so requests, the Buyer shall allow the Seller to take possession or copy of such books and records. Notwithstanding the foregoing or any other provision herein to the contrary, in no event shall the Seller be entitled to review or otherwise have access to any income Tax Return, or information related thereto, of Buyer or its Affiliates (other than any income Tax Returns of a Group Company for any Pre-Closing Tax Period).

(e) Section 338(h)(10) Election.

(i) The Seller shall join with the Buyer in making an election under Section 338(h)(10) of the Code (and any corresponding elections under state or local Tax law) (collectively, the “Section 338(h)(10) Elections”) with respect to the sale and purchase of the Shares under this Agreement. The Buyer shall be responsible for the preparation and filing of all forms and documents required in connection with the Section 338(h)(10) Elections and shall provide the Seller with properly completed copies of Form 8023 (and any corresponding state or local Tax forms) before the Closing Date. The Seller agrees to execute and deliver to the Buyer on the Closing Date a Form 8023 and any other such forms that are or have been provided by the Buyer before Closing for execution, and to promptly execute such other forms as may be reasonably requested by the Buyer thereafter in connection with making or perfecting the Section 338(h)(10) Elections, including, without limitation, any action required under Section 1362(f) of the Code to cause such election to be valid. The Parties shall cooperate fully with each other and make available to each other such Tax data and other information as may be reasonably required by the Buyer or the Seller in order to timely file the Section 338(h)(10) Elections. The Seller, Buyer and the Company shall take no position in any Tax Return or any Tax Proceeding that is inconsistent with the validity of the Section 338(h)(10) Elections.

(ii) The Parties agree that the consideration to be paid pursuant to Article 2 and Article 3 of this Agreement and other items properly includible in the deemed sales price of the assets of the Group Companies (excluding equity interests held in a Group Company by another Group Company) pursuant to the Section 338(h)(10) Elections shall be allocated, for Tax purposes, among the assets of the Company in a manner consistent with the provisions of Section 338 and Section 1060 of the Code and all Treasury Regulations promulgated thereunder. Schedule 8.3(e)(i) sets forth the methodology to be used for purposes of determining the fair market value of certain of the assets of the Company that the Parties agree will be used to allocate such consideration in connection with any Section 338(h)(10) Election. Following the Closing Date, the Buyer shall prepare IRS Form 8883 for inclusion with the federal income Tax Return of the Company ending on the Closing Date and any similar allocation required under state, local, or foreign law (collectively, “IRS Form 8883”) consistent with the methodology set forth on Schedule 8.3(e)(i). The Buyer shall permit the Seller to review and comment on IRS Form 8883 for thirty (30) days, which comments the Buyer shall consider in good faith. The Company, the Seller and the Buyer agree to report this transaction for federal and state income Tax purposes as being subject to a valid election under Section 338(h)(10) and in accordance with the IRS Form 8883 as ultimately filed, and shall not take any position or action inconsistent therewith upon examination of any income Tax Return, in any income Tax refund claim, in any income Tax audit, income Tax Proceeding or otherwise for income Tax purposes; provided, however, that if, in any income Tax audit of any Tax Return of the Seller, the Company or the Buyer by a Taxing Authority, the fair market values are finally determined to be different from the relevant IRS Form 8883, as adjusted, the Buyer, the Company and the Seller may (but shall not be obligated to) take any position or action consistent with the fair market values as finally determined in such audit.

(f) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the Transactions (“Transfer Taxes”) shall be borne fifty percent (50%) by the Buyer and fifty percent (50%) by the Seller. Notwithstanding Section 8.3(a), the Party required by applicable Legal Requirements to file any necessary Tax Returns or other documentation with respect to such Transfer Taxes shall, at its own expense, file such Tax Returns and other documentation and pay such Transfer Taxes, and the non-filing Party promptly shall reimburse such filing Party for its share of such Transfer Taxes.

(g) Specified Sales Taxes and Tax Returns. Notwithstanding any provision herein to the contrary, including any provision of this Section 8.3, following the Closing the Buyer shall be entitled, in its sole discretion, to (i) file or amend any Specified Sales Tax Returns, (ii) pay, or cause any Group Company to pay, any Specified Sales Taxes, and (iii) enter into any negotiations, voluntary disclosure process, closing or other similar agreements with any Taxing Authority, in each case in the Buyer’s sole discretion, pursuant to its sole control and without the review, comment or consent of the Seller.

(h) Mustang 426NS, LLC. Notwithstanding any provision herein to the contrary, including Section 8.3(f), the Seller shall bear, and shall reimburse and indemnify the Company and the Buyer for, any Taxes resulting from the transfer of Mustang 426NS, LLC.

Section 8.4 Non-Competition.

(a) Seller understands that Buyer shall be entitled to protect and preserve the going concern value of the Business to the extent permitted by law and that Buyer would not have entered into this Agreement absent the provisions of this Section 8.4(a) and, therefore, for a period of five (5) years from the Closing, Seller shall not, except in connection with the Smith Employment Offer Letter (as defined below), directly or indirectly:

(i) engage in activities or businesses, or establish any new businesses, within the United States of America that are substantially in competition with any Group Company (“Competitive Activities”), including (x) selling services of the type sold or offered by any Group Company as of the Closing Date, (y) soliciting any customer or prospective customer as of the Closing Date of any Group Company to purchase any goods or services sold by any Group Company from anyone other than a Group Company, Buyer or its Affiliates, and (z) assisting any Person in any way to do, or attempt to do, anything prohibited by clause (x) or (y) above; and

(ii) (w) disparage with intent to damage the Business or any Group Company or its Affiliates or (x) solicit, recruit or hire any employee of any Group Company or Person who has worked for any Group Company within one (1) year of the Closing Date or (y) solicit or encourage any employee of any Group Company to leave the employment of any Group Company or (z) disclose or furnish to any Person any confidential information relating to any Group Company or otherwise use such confidential information for its own benefit or the benefit of any other Person; provided, however, with respect to any Person that is terminated by Buyer or any Group Company after the Closing other than for cause, this Section 8.4(a)(ii) shall not apply.

(b) Section 8.4(a) shall be deemed not breached solely as a result of the ownership by Seller or any of its Affiliates of: (i) less than an aggregate of 5% of any class of stock of a Person engaged, directly or indirectly, in Competitive Activities; provided, however, that such stock is listed on a national securities exchange; (ii) less than 10% in value of any instrument of indebtedness of a Person engaged, directly or indirectly, in Competitive Activities, or (iii) actions taken in respect of the Smith Employment Offer Letter.

(c) The Parties intend that the covenants contained in Section 8.4(a) shall be deemed to be a series of separate covenants, one for each county in each state of the United States of America and, except for geographic coverage, each such separate covenant shall be identical in terms to the covenant contained in Section 8.4(a).

Section 8.5 Available Information. For a period of seven (7) years following the Closing, Buyer shall cause each Group Company to provide Seller and his respective Representatives reasonable access upon reasonable notice during normal business hours to the books and records of the Group Company relating to any period ending on or prior to the Closing Date and to the personnel and property of the Group Company, in each case, to the extent such access relates to a valid business purpose of the Seller, including access necessary or desirable in connection with Proceedings, claims, disputes, regulatory filings or inquiries, filings or inquiries from any Person, insurance claims, or the preparation of financial statements; provided that

Buyer may withhold any document (or portions thereof) or information that may constitute privileged attorney-client communications or attorney work product, the transfer of which, or the provision of access to which, as determined in good faith by Buyer after consultation with counsel, would reasonably be expected to risk a waiver of such privilege. Seller and his respective Representatives shall be entitled, at Seller’s sole cost and expense, to make copies of the books and records that it is entitled to access pursuant to this Section 8.5. Buyer agrees to cause the Group Company to hold (or cause to be held) all the books and records of the Group Company existing on the Closing Date and not to destroy or dispose of any thereof for a period consistent with Buyer’s standard record retention policies.

ARTICLE 9

CONDITIONS TO OBLIGATION TO CLOSE

Section 9.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each Party to effect the Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived in writing by a Party with respect only to itself, in whole or in part, to the extent permitted by Legal Requirement:

(a) Proceedings. No Governmental Body of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, or Order (whether temporary, preliminary or permanent) that (i) is in effect and (ii) has the effect of making the Stock Purchase illegal or otherwise prohibiting consummation of the Stock Purchase; provided, however, that prior to asserting this condition, subject to Section 7.1, each of the Parties shall have used their reasonable best efforts to prevent the entry of any Order and to appeal as promptly as possible any such Order that may be entered.

(b) Regulatory Approvals. Any applicable mandatory waiting periods, together with any extensions thereof, including any additional waiting period required as a consequence of any supplemental request by a Governmental Body, under the HSR Act shall have expired or been terminated.

Section 9.2 Additional Conditions to Obligations of the Buyer. The obligations of the Buyer to effect the Transactions are subject to satisfaction or waiver of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company and the Seller set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the Closing Date, as if made as of such time (except to the extent that such representations and warranties expressly speak as of another date, in which case such representations and warranties shall be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

(b) Agreements and Covenants. Each of the Company and the Seller shall have performed and complied with all of its covenants hereunder in all material respects through the Closing.

(c) Documents. Buyer shall have received:

(i) the stock certificates representing all of the Shares, endorsed in blank or accompanied by duly executed assignment documents;

(ii) a certificate, dated as of the Closing Date, in a form reasonably satisfactory to Buyer, executed by an authorized officer of the Company certifying that the conditions set forth in Section 9.2(a) and Section 9.2(b) as they relate to the representations and warranties of the Seller and the Company and compliance with the covenants of the Seller and the Company have been satisfied;

(iii) each of the other Documents to which the Seller or the Company are a party, in each case, duly executed by the Seller or the Company;

(iv) a certificate meeting the requirements of Treasury Regulation Section 1.1445-2(b)(2) in a form reasonably acceptable to Buyer certifying that Seller is not a “foreign person” within the meaning of Section 1445 of the Code (the “FIRPTA Certificate”);

(v) each Payoff Letter and Lien Release;

(vi) certificates, dated as of the Closing Date and executed on behalf of each of the Group Companies by the respective Secretaries of such entities, certifying such entity’s Governing Documents and attaching good standing certificates from appropriate state authorities for each of the Group Companies;

(vii) letters of resignation, effective as of the Closing Date, of the officers, directors and managers of the Group Companies to the extent requested by Buyer at least two (2) Business Days prior to Closing;

(viii) the Smith Employment Offer Letter;

(ix) evidence satisfactory to the Buyer that Seller shall have paid all premiums, fees and other costs payable to the insurer in connection with procuring the Tail Policy to be effective upon the execution of this Agreement;

(x) all Governmental Consents set forth on Schedule 4.4(a), all Third Party Consents set forth on Schedule 4.4(b) and attornments and consents from the sublessees of any Group Company in respect of the real property located at 8801 Renner Avenue, Lenexa, Kansas 66219, in a form reasonably satisfactory to Buyer; and

(xi) the Amended and Restated Lease (as defined below), executed by Seller’s Affiliate, Hunter, Inc.

(d) No Material Adverse Effect. Since the Effective Date, no Material Adverse Effect on the Company shall have occurred.

(e) Smith Employment Offer Letter. Seller shall have delivered to Buyer and not revoked a duly executed Employment Offer Letter in form and substance satisfactory to the Buyer (“Smith Employment Offer Letter”).

(f) Amended and Restated Lease. Seller shall have delivered to Buyer and not revoked a duly executed Amended and Restated Lease in respect of the real property located at 8801 Renner Avenue, Lenexa, Kansas 66219 (“Amended and Restated Lease”).

(g) Distribution of Mustang 426NS, LLC. Seller shall have delivered to Buyer evidence of the distribution of equity interests of Mustang 426NS, LLC to a Person that is not a Group Company, following which, Mustang 426NS, LLC shall not be a Group Company.

Section 9.3 Additional Conditions to Obligations of the Company and the Seller. The obligations of the Company and the Seller to effect the Transactions are subject to satisfaction or waiver of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Buyer set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the Closing Date, as if made as of such time (except to the extent that such representations and warranties expressly speak as of another date, in which case such representations and warranties shall be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect on the Buyer.

(b) Agreements and Covenants. The Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing.

(c) Documents. Seller shall have received:

(i) a certificate, dated as of the Closing Date, in a form reasonably satisfactory to Seller, executed by an authorized officer of Buyer (in his or her capacity as such and not individually) certifying that the conditions set forth in Section 9.3(a) and Section 9.3(b) (as they relate to the representations and warranties of Buyer and compliance with the covenants of Buyer) have been satisfied; and

(ii) each of the other Documents to which the Buyer is a party, in each case, duly executed by the Buyer.

(d) Payments. The Buyer shall have delivered (i) the Escrow Deposit, (ii) the Adjustment Escrow Deposit, (iii) Accrued Transaction Expenses, (iv) the Payoff Amounts and (v) the Estimated Payment Amount, each as required to be delivered pursuant to Article 2.

(e) Smith Employment Offer Letter. Buyer shall have delivered to Seller and not revoked a duly executed Smith Employment Offer Letter in form and substance satisfactory to the Seller.

(f) Amended and Restated Lease. Buyer shall have delivered, or authorized Seller to deliver on behalf of the Company, to Seller’s Affiliate, Hunter, Inc., and not revoked a duly executed Amended and Restated Lease.

ARTICLE 10

TERMINATION

Section 10.1 Termination. This Agreement may be terminated and the Stock Purchase may be abandoned at any time prior to the Closing:

(a) By mutual written consent of the Buyer and the Seller;

(b) By either the Buyer or the Seller if:

(i) the Closing shall not have occurred on or before January 31, 2016; provided, however, that the right to terminate this Agreement under this Section 10.1(b)(i) shall not be available to any Party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to have occurred on or before such date; or

(ii) a Governmental Body shall have issued an Order or taken any other action, in each case that has become final and non-appealable and that restrains, enjoins or otherwise prohibits the Stock Purchase; provided, no Party may terminate this Agreement pursuant to this Section 10.1(b)(ii) if the Order described in this Section 10.1(b)(ii) resulted primarily from such Party’s breach of any representation or warranty made by it in this Agreement or the failure of such Party to fulfill any of its covenants in this Agreement.

(c) By the Buyer, if the Buyer is not in material breach of its obligations under this Agreement, and if (i) any of the representations and warranties of the Company and the Seller herein become untrue or inaccurate such that Section 9.2(a) would not be satisfied or (ii) there has been a breach on the part of the Company or the Seller of any of its covenants or agreements contained in this Agreement such that Section 9.2(b) would not be satisfied, and, in the case of (i) and (ii), such breach (if curable) has not been cured within thirty (30) days after written notice to the Seller;

(d) By the Seller, if neither the Company nor the Seller is in material breach of its obligations under this Agreement, and if (i) at any time that any of the representations and warranties of the Buyer herein become untrue or inaccurate such that Section 9.3(a) would not be satisfied or (ii) there has been a breach on the part of the Buyer of any of its covenants or agreements contained in this Agreement such that Section 9.3(b) would not be satisfied, and, in the case of (i) and (ii), such breach (if curable) has not been cured within thirty (30) days after written notice to the Buyer.

Section 10.2 Effect of Termination.

(a) Except as provided in this Section 10.2, in the event of the termination of this Agreement pursuant to Section 10.1, this Agreement (other than this Section 10.2, Section 7.4, the last sentence of Section 7.5 and Section 12.1, Section 12.3, Section 12.6, Section 12.7, Section 12.8 and Section 12.9, which shall survive such termination) will forthwith become void, and there will be no liability on the part of any Party or any of their respective officers or directors to the other and all rights and obligations of any Party will cease, except that nothing herein shall relieve any Party from liability for any willful and material breach, prior to termination of this Agreement in accordance with its terms, of any representation, warranty, covenant or agreement contained herein. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken, or a failure to act, that the breaching party knew, or reasonably should have known, would, or would reasonably be expected to, result in a breach of this Agreement.

(b) Upon any termination of this Agreement, Buyer (i) shall, and shall cause its Representatives to, within five (5) days of such termination, return to the Company or destroy all documents and other materials received from the Company or any of its Affiliates, whether so obtained before or after the date hereof; (ii) shall, within five (5) days of such termination, confirm to the Company in writing the return or destruction of all aforementioned documents and other materials; and (iii) shall not, and shall cause its Representatives not to, retain any copies or other reproductions of such documents or other material; provided that nothing herein shall prohibit Buyer or its Representatives from retaining any analyses, compilations, forecasts, studies, interpretations or other documents, in each case, prepared by Buyer or any of its Representatives to the extent reflecting or based upon, in whole or part, the documents, materials and/or information furnished to Buyer or any of its Representatives by the Group Company, Seller or any of their Affiliates. All confidential information received by Buyer and/or its Representatives with respect to the Business of the Company and relating to the Transactions and this Agreement and the Documents shall be kept confidential pursuant to the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect notwithstanding the termination of this Agreement.

ARTICLE 11

INDEMNIFICATION

Section 11.1 Indemnification of the Buyer. Subject to the limitations set forth in Section 11.5, from and after the Closing, the Seller shall defend, indemnify and hold the Buyer and its respective officers, directors, employees, Affiliates and agents (the “Buyer Indemnified Parties”) harmless from and against any and all Losses that the Buyer Indemnified Parties incur arising out of or resulting from (a) any inaccuracy of any representation or the breach of any warranty made by the Company or the Seller in Article 4 or Article 5, (b) any breach of any covenant or agreement made by the Seller or the Company in this Agreement, that has not been cured within thirty (30) days after written notice thereof to the Seller, and (c) any Pre-Closing Taxes (excluding Specified Sales Taxes for which Seller shall have no liability). Except as provided in this Agreement and subject to the limitations set forth in this Article 11, the primary and sole source of recovery of Losses by the Buyer Indemnified Parties shall be satisfied from the Escrow Deposit in accordance with the Escrow Agreement. Notwithstanding the foregoing, from and after the Closing, the Buyer Indemnified Parties shall be entitled to indemnification by recovery from the Seller in excess of the Escrow Deposit after it has been fully depleted for any and all Losses that the Buyer Indemnified Parties actually incur arising out of or resulting from (x) any breach or inaccuracy of any of the Fundamental Representations or actual fraud by the Company (prior to the Closing) or the Seller in respect of their obligations under this Agreement, subject to the limitations set forth in this Article 11 and (y) any Pre-Closing Taxes (excluding Specified Sales Taxes for which Seller shall have no liability).

Section 11.2 Indemnification by the Buyer. From and after the Closing, the Buyer shall defend, indemnify and hold the Seller and its respective officers, directors, employees, Affiliates and agents (the “Seller Indemnified Parties”) harmless from and against any and all Losses that the Seller Indemnified Parties actually incur arising out of or resulting from (a) any inaccuracy of any representation or the breach of any warranty made by the Buyer in Article 6, or (b) any breach of any covenant or agreement made by the Buyer in this Agreement, that has not been cured within thirty (30) days after written notice thereof to the Buyer.

Section 11.3 Third Party Claims.

(a) If any Third Party notifies an Indemnified Party with respect to any matter which may give rise to a claim for indemnification hereunder (a “Third Party Claim”), then such Indemnified Party will promptly (and, in any event, within thirty (30) days) give written notice thereof to the Indemnifying Party, said notice to describe in reasonable detail all facts and circumstances then known or reasonably available to such Indemnified Party with respect to such Third Party Claim and the claimed items and amounts of Losses with respect thereto, as well as all provisions of this Agreement that are the bases for the indemnification claim with respect to such Third Party Claim; provided, however, that, no delay on the part of an Indemnified Party in notifying the Indemnifying Party will relieve the Indemnifying Party from any obligation under this Article 11, except to the extent such delay actually prejudices them. Indemnified Party shall be entitled to control the defense of any Third Party Claim, with its own counsel and at its own expense (which expenses, for the avoidance of doubt, shall be considered Losses to the extent that a Indemnified Party is or would be (if resolved unfavorably) entitled to indemnification in respect of such Third Party Claim); provided, however, that the Indemnifying Party shall be entitled to participate, with its own counsel and at its own cost and expense, in the defense of any Third Party Claim that is the subject of a notice given by an Indemnified Party pursuant to this Section 11.3(a); provided, further, that Indemnified Party shall not be entitled to enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim without the prior written consent of the Indemnifying Party (which consent will not be unreasonably withheld, conditioned or delayed) if such settlement, compromise or consent to entry of judgment requires (i) the payment of funds in excess of the Escrow Deposit, in case Seller is the Indemnifying Party, or the payment of funds, in case Buyer is the Indemnifying Party, or (ii) involves any finding or admission of any violation of any Legal Requirement or admission of any wrongdoing by the Indemnifying Party; provided, further, that any settlement or compromise or consent to the entry of any judgment entered into by Indemnified Party with respect to such Third Party Claim shall not be conclusive evidence that Losses were incurred with respect to such Third Party Claim for which indemnification is required hereunder nor shall any such settlement impair or limit the rights of the Indemnifying Party under the Escrow Agreement with respect to the release of funds thereunder.

(b) The Indemnified Party will at all times keep the Indemnifying Party reasonably apprised of the status of the defense of any matter the defense of which they are maintaining and to cooperate with each other with respect to the defense of any such matter. The Indemnified Parties shall cooperate in good faith and in all respects with the Indemnifying Party and its Representatives (including its counsel) in the investigation, negotiation, settlement, trial and/or defense of any Third Party Claim (and any appeal arising therefrom). The Parties shall cooperate with each other in any notifications to and information requests of any insurers. No individual representative of any Indemnifying Party, or any Indemnifying Party’s Affiliates, shall be personally liable for any Loss or Losses under this Agreement, except as specifically agreed to by said individual representative.

Section 11.4 Claims Notice.

(a) In the event that any Indemnified Party desires to seek indemnification under this Article 11, the Indemnified Party shall give reasonably prompt written notice to the Indemnifying Party specifying the facts constituting the basis for such claim and the amount of Losses incurred by such Indemnified Party (each such notice given in accordance with the foregoing, a “Claim Notice”). If the Indemnifying Party disputes such Claim Notice, it shall notify the Indemnified Party within thirty (30) days after its receipt of such Claim Notice, whereupon the Indemnified Party and the Indemnifying Party shall attempt in good faith to resolve their differences with respect to such Claim Notice. If the dispute has not been resolved within thirty (30) days after such parties first met to attempt a resolution, either the Indemnifying Party or Indemnified Party may initiate litigation in accordance with Section 12.9. With respect to a Claim Notice in which Seller is the Indemnifying Party, if the Seller Indemnifying Party does not dispute such Claim Notice, the Escrow Agent shall, to the extent jointly requested by the Seller and the Buyer Indemnified Party, pay such Buyer Indemnified Party an amount in cash equal to the amount of Losses set forth in such Claim Notice in accordance with the terms of the Escrow Agreement and limited by the then remaining amounts in the Escrow Deposits. With respect to a Claim Notice in which Buyer is the Indemnifying Party, if the Buyer Indemnifying Party does not dispute such Claim Notice, the Buyer shall promptly pay, or shall cause the Company promptly to pay, the Seller Indemnified Party an amount in cash equal to the amount of Losses set forth in such Claim Notice by wire transfer in immediately available funds as directed by the Seller.

(b) The Parties agree that the payment of any indemnity by Seller as the Indemnifying Party under this Article 11 shall be treated as an adjustment to the Purchase Price paid by the Buyer hereunder for Tax purposes to the extent that it may properly be so characterized under any Legal Requirement.

Section 11.5 Limitations on Indemnification. No Claim Notice may be made against the Escrow Deposit pursuant to this Article 11 unless and until the Buyer Indemnified Parties have sustained aggregate Losses for which the Buyer Indemnified Parties are entitled to indemnification pursuant to this Agreement in excess of One Million Five Hundred Thousand Dollars ($1,500,000) in the aggregate (the “Deductible Amount”) and then only to the extent that such aggregate amount exceeds the Deductible Amount; provided, however, that Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any Fundamental Representation (which, for purposes of this Section 11.5 includes any Pre-Closing

Taxes notwithstanding any exception or limitation set forth in the Company Disclosure Schedules other than with respect to Specified Sales Taxes for which Seller shall have no liability) and actual fraud shall not be subject to such limitation. Notwithstanding any other provision in this Agreement to the contrary, the maximum aggregate recovery of all of the Buyer Indemnified Parties shall be limited to, and shall not exceed an amount equal to, the Escrow Deposit, except for Losses based upon, arising out of, with respect to or by reason of breaches of or inaccuracy in the Fundamental Representations and in the event of actual fraud by the Company (prior to Closing) or the Seller in respect of their obligations under this Agreement and (y) in connection with any Pre-Closing Taxes (excluding Specified Sales Taxes for which Seller shall have no liability). In the event of Losses based upon, arising out of, with respect to or by reason of breach of or inaccuracy in the Fundamental Representations the maximum aggregate recovery of all of the Buyer Indemnified Parties against the Seller with respect to such breach shall be limited to, and shall not exceed an amount equal to, fifty percent (50%) of the Purchase Price actually received by the Seller in exchange for the sale of the Shares to the Buyer pursuant to this Agreement. In the event of actual fraud, the maximum aggregate recovery of all of the Buyer Indemnified Parties against the Seller with respect to Losses based upon, arising out of, with respect to or by reason of actual fraud and with respect to any Pre-Closing Taxes (excluding Specified Sales Taxes for which Seller shall have no liability) shall be limited to, and shall not exceed an amount equal to the Purchase Price actually received by the Seller in exchange for the sale of the Shares to the Buyer pursuant to this Agreement.

Section 11.6 Exclusive Remedy. Except for the reconciliation of the Final Payment Amount and the Estimated Payment Amount pursuant to Section 3.3(b), the Parties acknowledge and agree that after the Closing the remedies set forth in this Article 11 shall be the sole and exclusive remedies of the Parties and their Affiliates for any and all Losses or any other liabilities sustained or incurred by the Parties or their Affiliates or their successors and assigns arising out of, resulting from or in connection with this Agreement or the Stock Purchase or otherwise arising out of, resulting from or in connection with the Transactions; provided that nothing herein shall limit any Party’s rights or remedies for actual fraud, as determined by a court of competent jurisdiction, in the making of a representation or warranty hereunder; provided further that the foregoing shall not apply to claims with respect to the Smith Employment Offer Letter, the Amended and Restated Lease or the covenants set forth in Section 8.4(a). Accordingly, except in the case of actual fraud, in connection with the Smith Employment Offer Letter, the Amended and Restated Lease or breach, or attempted breach of, the covenants set forth in Section 8.4(a), each of the Parties hereby waives any other remedy that it, or any other Person entitled to indemnification hereunder, may have hereunder, at law, in equity or otherwise with respect hereto. Once any portion of the Escrow Deposit is released to the Seller pursuant to the Escrow Agreement, the Buyer Indemnified Parties shall have no further claim to such proceeds. Notwithstanding the foregoing, nothing in this Section 11.6 or elsewhere in this Agreement shall limit any right of any Party to seek specific performance, injunctive or other equitable relief pursuant to Section 12.12.

Section 11.7 Effect of Insurance and Other Recoveries. The amount of any Losses for which indemnification is provided under this Article 11 shall be reduced by any insurance proceeds or other cash receipts actually received by the Indemnified Party or any of its Affiliates with respect to such Losses (net of any expenses incurred in connection with receiving such proceeds or any actual increase in insurance premiums related thereto); provided, that the Buyer or, as applicable, any Group Company shall use commercially reasonable efforts to pursue any such recovery under any Insurance Policy. The Indemnified Party shall provide the Indemnifying Party reasonable assistance in prosecuting such claim, including making the Indemnified Party’s books and records relating to such claim available and making its and its Affiliates’ employees available for interviews, depositions, testimony and similar matters.

Section 11.8 No Double Recovery and Exclusion of Certain Damages.

(a) Notwithstanding the fact that any Person may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect to any fact, event, condition or circumstance, no Person shall be entitled to recover the amount of any Losses suffered by such Person more than once under this Agreement and the Documents in respect of such fact, event, condition or circumstance, and an Indemnifying Party shall not be liable for indemnification to the extent that the amount of the Loss incurred is taken into account in the calculation of the Final Net Working Capital Amount, or the Indemnified Party has otherwise been fully compensated on a dollar-for-dollar basis for such Losses pursuant to the Final Net Working Capital Amount set forth in Section 3.3.

(b) Notwithstanding anything in this Agreement to the contrary, no Indemnified Party shall be entitled under this Article 11 to recover for any treble damages, opportunity cost, or damages measured by or based on any multiple of (i) earnings, (ii) profits, (iii) cash flows, or (iv) other similar measures.

Section 11.9 Survival of Representations, Warranties and Covenants. The representations and warranties in this Agreement or any Document delivered by or on behalf of the Parties and the covenants and agreements of the Parties to be wholly performed prior to the Closing shall survive until March 15, 2017, except for the Fundamental Representations (which, for purposes of this Section 11.9, includes any Pre-Closing Taxes notwithstanding any exception or limitation set forth in the Company Disclosure Schedules other than with respect to Specified Sales Taxes for which Seller shall have no liability), which shall survive until the expiration of the applicable statute or statutes of limitation, as applicable, and the covenants and agreements to be performed at or after the Closing shall survive the Closing until fully performed, except that there shall be no limit or survival in the event of the Seller’s or the Company’s actual fraud; and no Claim Notice for breach of any such representations, warranties, covenants or agreements of the Parties may be brought by a Party, and no action with respect thereto may be commenced by a Party, following the applicable survival date, and no Party shall have any liability or obligation with respect thereto, unless the Indemnified Party gave a Claim Notice to the Indemnifying Party with respect to such claim on or before such applicable survival date, in which case the right of the Party providing such Claim Notice shall not expire until the dispute is resolved under the terms of this Agreement.

ARTICLE 12

MISCELLANEOUS

Section 12.1 Expenses. All costs and expenses (including legal fees and expenses) arising from or incident to this Agreement, the Documents and the Transactions (the “Transaction Expenses”) incurred by the Buyer (including the commissions, fees or other compensation of the Buyer’s Broker, if any) shall be borne by the Buyer. All Transaction Expenses incurred by any Group Company, on or prior to the Closing, or the Seller (other than Transfer Fees) (including the commissions, fees or other compensation of the Company’s Broker or the Seller’s Broker and any change in control, retention, severance and transaction bonus payments that are or will become due to any director, employee, independent contractor or consultant of any Group Company as a result of or in connection with the consummation of the transactions contemplated hereby, as well as the employer portion of payroll Taxes payable with respect to the foregoing), shall be borne by the Seller to the extent not paid by the Company on or before the Closing or by the Buyer on behalf of the Company as contemplated by Section 2.3. All filing fees payable under or pursuant to the HSR Act, and all fees of the Escrow Agent, shall be borne by the Buyer.

Section 12.2 No Third-Party Beneficiaries. Except as otherwise set forth in Section 8.2 and Article 11, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

Section 12.3 Entire Agreement. This Agreement, including the Company Disclosure Schedules, the Buyer Disclosure Schedules and any Annexes and Exhibits attached hereto, the Escrow Agreement, the Confidentiality Agreement and the other documents referred to herein, constitute the entire agreement among the Parties and supersede any prior understandings, agreements or representations by or among the Parties, written or oral, to the extent relating in any way to the subject matter hereof. The Company Disclosure Schedules and the Buyer Disclosure Schedules and the Annexes and Exhibits attached hereto are an integral part of this Agreement and are incorporated herein by reference and made a part hereof.

Section 12.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties.

Section 12.5 Counterparts and Facsimile/Electronic Signatures. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The counterparts of this Agreement may be executed and delivered by electronic transmission or facsimile signature by any of the Parties to any other Party and the receiving Party may rely on the receipt of such document so executed and delivered by electronic transmission or facsimile as if the original had been received.

Section 12.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 12.7 Notices. Any notice, request, demand, claim or other communication required or permitted to be delivered, given or otherwise provided under this Agreement must be in writing and must be delivered personally, delivered by nationally recognized overnight courier service or sent by facsimile (subject to electronic confirmation of good facsimile transmission). Any such notice, request, demand, claim or other communication shall be deemed to have been delivered and given (a) when delivered, if delivered personally, (b) the Business Day after it is deposited with such nationally recognized overnight courier service, if sent for overnight delivery by a nationally recognized overnight courier service, or (c) the day of sending, if sent by facsimile prior to 5:00 p.m. (New York City time) on any Business Day or the next succeeding Business Day if sent by facsimile after 5:00 p.m. (New York City time) on any Business Day or on any day other than a Business Day, in each case, to the following address or, if applicable, facsimile number, or to such other address or addresses or facsimile number or numbers as such Party may subsequently designate to the other Parties by notice given hereunder:

(a)	If to the Company after the Closing or to the Buyer, addressed to it at:

AMN Healthcare, Inc.

12400 High Bluff Drive, Suite 100

San Diego, California 92131

Facsimile: (866) 893-0682

Attention: General Counsel

With a copy (which shall not constitute notice) to:

Morrison & Foerster LLP

12531 High Bluff Drive

San Diego, California 92130

Facsimile: (858) 720-5125

Attention: Scott M. Stanton, Esq.

(b)	If to the Company prior to the Closing, addressed to it at:

8801 Renner Ave

Lenexa, Kansas 66219

Facsimile: (913) 945-1374

Attention: John D. Smith

With a copy (which shall not constitute notice) to:

Polsinelli, P.C.

900 W. 48th Place, Suite 900

Kansas City, Missouri 64112

Facsimile: (816) 817-0196

Attention: Frank Koranda, Esq.

(c)	If to the Seller, addressed to him at the address set forth in Schedule I.

With a copy (which shall not constitute notice) to:

Polsinelli, P.C.

900 W. 48th Place, Suite 900

Kansas City, Missouri 64112

Facsimile: (816) 817-0196

Attention: Frank Koranda, Esq.

Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

Section 12.8 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 12.9 Jurisdiction; Waiver of Jury Trial. Except for disputes to be resolved under Section 3.3(b), the Parties agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in the Court of Chancery of the State of Delaware, and each of the Parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by Legal Requirements, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 12.7 shall be deemed effective service of process on such Party. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 12.10 Amendments and Waivers. No amendment or waiver of any provision of this Agreement will be valid and binding unless it is in writing and signed by Buyer and Seller.

Section 12.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision hereof would, under applicable Legal Requirements, be invalid or unenforceable in any respect, each party hereto intends that such provision will be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Legal Requirements.

Section 12.12 Specific Performance. The Parties agree that if any of the provisions of this Agreement or any other document contemplated by this Agreement are not performed in accordance with their specific terms or are otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and, therefore, the Parties shall be entitled to specific performance of the terms hereof and thereof without the need of posting bond, in addition to any other remedy at law or in equity. It is accordingly agreed that the Seller, on the one hand, and Buyer, on the other hand, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other Party, and to enforce specifically the terms and provisions of this Agreement by a decree of specific performance, without the necessity of proving actual harm or posting a bond or other security therefor, this being in addition to any other remedy to which such Party is entitled at law or in equity, and each Party agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party hereto has an adequate remedy at law or that any award of specific performance or other equitable remedy is not an appropriate remedy for any reason at law or in equity. Without limitation of the foregoing, the Parties hereby further acknowledge and agree that prior to the Closing, each Party shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of the covenants required to be performed by any other Party under this Agreement (including to cause such Party to consummate the Transactions and the Closing contemplated by this Agreement, including those set forth in Article 2) in addition to any other remedy to which such Party is entitled at law or in equity, including the right to terminate this Agreement and seek money damages. In the event that any Party brings a Proceeding for specific performance pursuant to this Section 12.12 and a court rules that the other Party breached any provision of this Agreement, then such breaching Party shall also pay the non-breaching Party’s costs and expenses (including attorneys’ fees and expenses) in connection with all such Proceedings to seek specific performance of the breaching Party’s obligations under this Agreement and all Proceedings to collect such costs and expenses. Each of the Parties further agrees that it shall not take any position in any Proceeding concerning this Agreement that is contrary to the terms of this Section 12.12.

Section 12.13 Legal Representation. Each of the Parties to this Agreement hereby agrees, on its own behalf and on behalf of its Representatives, that (a) the Company’s Counsel may serve as counsel to Seller, on the one hand, and the Group Company, on the other hand, in connection with the negotiation, preparation, execution, and delivery of this Agreement and the consummation of the Transactions; and (b) following consummation of the Transactions, the Company’s Counsel (or any of its successors) may serve as counsel to the Seller or any of its Affiliates, any equityholder of a Seller Affiliate, or any of their respective Representatives, in connection with any Proceeding, claim or obligation arising out of or relating to this Agreement or the Transactions, and each of the Parties hereto hereby consents thereto and waives any conflict of interest arising therefrom, and each of such Parties shall cause any Representative thereof to consent to waive any conflict of interest arising from such representation. Each of the Parties to this Agreement further agrees to permit (and shall take reasonable steps requested by any Party hereto at such requesting Party’s expense so that) any privilege attaching as a result of the services provided by the Company’s Counsel as counsel to the Seller (including with respect to information related to the Company) and the Company in connection with the Transactions on or prior to the Closing to survive the Closing and to remain in effect, and such privilege shall continue to be controlled solely by the Seller following the Closing; provided, however, that Seller shall not waive such attorney client privilege without the prior written consent of Company (not to be unreasonably withheld, conditioned or delayed). In addition, if the Transactions are consummated, all of the client files and records in the possession of the Company’s Counsel related to such Transaction shall continue to be property of (and be controlled by) the Seller, and the Company shall not retain any copies of such records or have any access to them.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Stock Purchase Agreement as of the Effective Date.

COMPANY:

Josem Holding, Inc.

By:	/s/ John Smith
Name: John D. Smith
Title: President

SELLER:

/s/ John Smith
John D. Smith

BUYER:

AMN Healthcare, Inc.

By:	/s/ Brian Scott
Name: Brian Scott
Title: Chief Financial Officer

ANNEX 1

DEFINED TERMS

“401(k) Plan(s)” has the meaning set forth in Section 7.9.

“Accrued Transaction Expenses” has the meaning set forth in Section 2.3.

“Acquisition Proposal” means any proposal or offer to, directly or indirectly, acquire more than twenty percent (20%) of (i) the capital stock or equity securities of the Company or (ii) the consolidated total assets of the Company, including any such acquisition structured as a merger, consolidation, dissolution, recapitalization or other business combination, or the issuance by the Company of more than twenty percent (20%) of its total capital stock and other equity securities as consideration for the assets or securities of another Person, in each case other than the Stock Purchase.

“Adjustment Escrow Deposit” has the meaning set forth in Section 2.4(b).

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act of 1934, as amended.

“Agreement” has the meaning set forth in the preamble hereof above.

“Amended and Restated Lease” has the meaning set forth in Section 9.2(f).

“Business” has the meaning set forth in the recitals hereof.

“Business Day” means any day of the year other than a Saturday, a Sunday or any other day on which commercial banks in New York, New York are authorized or required by Legal Requirement to be closed.

“Buyer” has the meaning set forth in the preamble hereof.

“Buyer’s Broker” has the meaning set forth in Section 6.6

“Buyer Disclosure Schedules” has the meaning set forth in Article 6.

“Buyer Indemnified Parties” has the meaning set forth in Section 11.1.

“Buyer Reconciliation Statement” has the meaning set forth in Section 3.3(b)(i).

“Buyer Prepared Return” has the meaning set forth in Section 8.3(a).

“Cash on Hand” means all cash and cash equivalents of the Group Companies, in each case, determined in accordance with the Preparation Methodology.

“Claim Notice” has the meaning set forth in Section 11.4(a).

“Client Contract” means any Contract for the provision of staffing, recruiting or placement services to clients or customers of any Group Company.

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble hereof.

“Company’s Broker” has the meaning set forth in Section 4.19.

“Company Disclosure Schedules” has the meaning set forth in Article 4.

“Company Employees” has the meaning set forth in Section 4.12(b).

“Company Indebtedness” means, without duplication, (a) any indebtedness of a Group Company for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money (including overdraft facilities), (b) any indebtedness evidenced by any note, bond, debenture or other debt security issued by such Group Company, (c) any indebtedness guaranteed in any manner by such Group Company, (d) the deferred purchase price of assets, property, goods or services (excluding trade payables, accruals or similar Liabilities incurred in the Ordinary Course of Business but including “earnout” or similar obligations), (e) any hedging agreements (including any breakage or similar costs payable in connection with the termination at Closing of any of the foregoing), (f) capitalized lease obligations and (g) any accrued and unpaid interest on any of the foregoing obligations computed as though payment is being made in respect thereof on the applicable date.

“Company’s Knowledge” or “Knowledge of the Company” means the actual knowledge of each of John D. Smith, Cody Burch and Mike Supple, and the knowledge they would reasonably be expected to have after reasonable inquiry into the fact or other matter at issue.

“Company Lease” and collectively the “Company Leases” has the meaning set forth in Section 4.17.

“Company PP Lease” has the meaning set forth in Section 4.23.

“Company Services” has the meaning set forth in Section 4.14.

“Company Sites” has the meaning set forth in Section 4.14(e).

“Company’s Counsel” means Polsinelli P.C.

“Competitive Activities” has the meaning set forth in Section 8.4(a)(i).

“Confidential Information” means any information or compilation of information not generally known to the public or the industry or that any Group Company has not disclosed to Third Parties without a written obligation of confidentiality, which information is proprietary to any Group Company, relating to any Group Company’s procedures, techniques, methods, concepts, ideas, affairs, products, processes or services, including information relating to distribution, marketing, merchandising, selling, research, development, manufacturing, purchasing, accounting, engineering, financing, costs, pricing, pricing strategies or methods, customers, suppliers, creditors, employees, contractors, agents, consultants, plans, billing, needs of customers and products and services used by customers, all lists of suppliers, distributors or customers and their respective addresses, prospects, sales calls, products, services, prices and the like as well as any specifications, formulas, plans, drawings, accounts or sales records, sales brochures, catalogs, code books, manuals, trade secrets, knowledge, know-how, operating costs, sales margins, methods of operation, invoices or statements and the like; provided, however, that the term “Confidential Information” shall not be deemed to include information that (i) becomes generally available to the public without any fault of the Buyer, or (ii) becomes available to the Buyer on a non-confidential basis and without any breach of an agreement of confidentiality from a source other than the Company, or (iii) is disclosed to a Governmental Body pursuant to Legal Requirements and is publicly available as a result of such disclosure.

“Confidentiality Agreement” has the meaning set forth in Section 7.5.

“Contract” means any agreement, lease, license agreement (other than a license granted by a Governmental Body), contract, consensual obligation, Permits, promise, commitment, arrangement, understanding or undertaking (whether written or oral and whether express or implied) of any type, nature or description. As used herein, the word “Contract” shall be limited in scope if modified by an adjective specifying the type of contract to which this Agreement or a provision hereof refers.

“Covered Person” means each present and former director, officer, manager or managing director of the Company, including, without limitation, the Seller in his individual and any such titled capacity, and each such Person who served at the request of the Company as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other Employee Benefit Plan or enterprise.

“Deductible Amount” has the meaning set forth in Section 11.5.

“Disputed Items” has the meaning set forth in Section 3.3(b)(ii).

“Documents” means this Agreement, the Escrow Agreement and the Smith Employment Offer Letter.

“Effective Date” has the meaning set forth in the preamble.

“Employee Schedule” has the meaning set forth in Section 4.12(b)

“Employee Benefit Plan” means any pension, benefit, retirement, compensation, employment, consulting, profit-sharing, deferred compensation, incentive, bonus, performance award, phantom equity or other equity, change in control, retention, severance, vacation, paid time off, welfare, fringe-benefit and other similar agreement, plan, policy, program or arrangement (and any amendments thereto), in each case whether or not reduced to writing and whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not tax-qualified and whether or not subject to ERISA, which is or has been maintained, sponsored, contributed to, or required to be contributed to by any Group Companies for the benefit of any current or former director, officer, employee or other service provider of any Group Companies or any spouse or dependent thereof, or under which any Group Companies have or may have any liability, contingent or otherwise.

“Encumbrances” means any security or other property interest or right, claim, lien, pledge, option, charge, security interest, contingent or conditional sale, or other title claim or retention agreement or lease or use agreement in the nature thereof, whether voluntarily incurred or arising by operation of law, and including any agreement to grant or submit to any of the foregoing in the future.

“Environmental Laws” means all Legal Requirements and any Order that (i) regulates or relates to the protection or clean-up of the environment; the use, treatment, generation, storage, transportation, handling, disposal or release of Hazardous Materials; or the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or (ii) imposes liability with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq.; the Clean Air Act, 42 U.S.C. Section 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. Section 300f et seq.; the Oil Pollution Act of 1990, 33 U.S.C. Section 2701 et seq.; or any other Legal Requirement of similar effect, each as amended from time to time.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, under common control with any Group Company and that, together with any Group Company, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” has the meaning set forth in Section 2.4.

“Escrow Agreement” has the meaning set forth in Section 2.4.

“Escrow Deposit” has the meaning set forth in Section 2.4(c).

“Estimated Cash on Hand Amount” has the meaning set forth in Section 3.3(a).

“Estimated Closing Statement” has the meaning set forth in Section 3.3(a).

“Estimated Net Working Capital Amount” means the difference of (which may be a positive or negative dollar amount) the Estimated Net Working Capital Amount less the Working Capital Benchmark.

“Estimated Payment Amount” means:

(a) the sum of the following amounts in this clause (a):

(i) Purchase Price;

(ii) the Estimated Net Working Capital Amount (which may be a positive or negative dollar amount), and

(iii) the Estimated Cash on Hand Amount (which may be a positive or negative dollar amount);

LESS

(b) the sum of the amounts in this clause (b):

(i) the Company Indebtedness;

(ii) the amount of the Accrued Transaction Expenses incurred by the Company;

(iii) the amount of the Adjustment Escrow Deposit; and

(iv) the amount of the Escrow Deposit.

“Final Cash on Hand Amount” has the meaning set forth in Section 3.3(b)(iii).

“Final Net Working Capital Amount” means the difference of (which may be a positive or negative dollar amount) the Final Net Working Capital Amount less the Working Capital Benchmark.

“Final Payment Amount” means:

(a) the sum of the following amounts in this clause (a):

(i) Purchase Price;

(ii) the Final Net Working Capital Amount (which may be a positive or negative dollar amount), and

(iii) the Final Cash on Hand Amount (which may be a positive or negative dollar amount);

LESS

(b) the sum of the amounts in this clause (b):

(i) the Company Indebtedness;

(ii) the amount of the Accrued Transaction Expenses incurred by the Company;

(iii) the amount of the Adjustment Escrow Deposit; and

(iv) the amount of the Escrow Deposit.

“Financial Statements” has the meaning set forth in Section 4.6(a).

“Firm” has the meaning set forth in Section 3.3(b)(iii).

“FIRPTA Certificate” has the meaning set forth in Section 9.2(c)(iv).

“Fundamental Representations” means Section 4.2, Section 4.5, Section 4.10, Section 5.1 and Section 5.2.

“Governmental Body” means any (i) nation, state, county, city, town, village, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, board, commission, department, instrumentality, office or other entity, and any court or other tribunal); (iv) multi-national organization or body; and/or (v) government entity exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory or Taxing Authority or other power of any nature.

“Governmental Consents” has the meaning set forth in Section 4.4(a).

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its certificate of limited partnership and limited partnership agreement and the “Governing Documents” of a limited liability company are its certificate of formation and operating agreement.

“Group Companies” means, collectively, the Company and its Subsidiaries (including any predecessors) and a “Group Company” means each of the Company or any of its Subsidiaries (including any predecessors).

“Hazardous Materials” means (i) any petroleum or petroleum products, asbestos in any form, and polychlorinated biphenyls and (ii) any chemicals, materials or substances, whether solid, liquid or gas defined as or included in the definition of “contaminant,” “pollutant,” “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” or “toxic pollutants” under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indemnified Party” means any Person entitled to seek indemnification pursuant to Article 11.

“Indemnifying Party” means (i) any Person against whom indemnification may be sought pursuant to Article 11 and (ii) with respect to claims made against the Escrow Deposit, the Seller.

“Insurance Policies” means any and all policies of or binders of fire, liability, product liability, professional liability, umbrella liability, real and personal property, workers’ compensation, vehicular, errors and omissions, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance owned, maintained or held by any Group Company that are currently in effect.

“Intellectual Property Rights” means, collectively, any and all of the following in any country: (a) issued patents and pending patent applications, including provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, reissues, re-examinations and extensions thereof (“Patent Rights”); (b) trademarks (whether registered or not), service marks (whether registered or not), tradenames, registrations and applications for any of the foregoing, and all goodwill associated with any of the foregoing (“Trade Mark Rights”); (c) all copyrights (whether registered or not), registrations and applications therefor, moral rights and other rights associated with original works of authorship (whether by statute, common law or otherwise) (“Copyrights”); (d) databases and rights in any database (whether in electronic, hard copy or other media) (“Database Rights”); (e) trade secret rights and other know-how rights (whether at law, in equity or otherwise) (“Know-How Rights”); (f) domain names, social media accounts, and registrations and applications therefor (“Domain Names”); (g) other intellectual or industrial property rights and assets of any type or nature whatsoever; and (h) rights (whether at law, in equity, by contract or otherwise) to use or otherwise exploit any of the foregoing.

“IRS Form 8883” has the meaning set forth in Section 8.3(e)(i).

“Joint Instruction Letter” has the meaning set forth in Section 3.3(b)(v)

“Latest Balance Sheet” has the meaning set forth in Section 4.6.

“Leased Property” has the meaning set forth in Section 4.17.

“Leased Real Property” has the meaning set forth in Section 4.17.

“Legal Requirement” means with respect to any Person, any and all applicable statutes, laws (including common law), ordinances, constitutions, codes, rules, orders, requirements, injunctions, treaties, policies, or regulations adopted, enacted, promulgated, issued, or entered by or under the authority of any Governmental Body having jurisdiction over such Person or of any of such Person’s properties or assets.

“Liabilities” has the meaning set forth in Section 4.22.

“Lien Releases” has the meaning set forth in Section 7.8.

“Losses” means all liabilities, losses, claims, damages, causes of action, lawsuits, administrative proceedings, obligations, demands, investigations, audits, demands, assessments, adjustments, judgments, injuries, settlement payments, deficiencies, penalties, fines, Taxes, and costs and expenses (including fees for attorneys, experts, accountants, or advisors). For the avoidance of doubt (and notwithstanding any provision herein to the contrary), in the event any Section 338 Election is unavailable or invalid, or fails to result in a deemed direct acquisition of all the assets (other than stock of a Subsidiary) of the Group Companies, as a result of any breach of a representation, warranty or covenant of the Seller or the Company hereunder, Losses attributable to such breach shall include the present value of the projected income Tax savings of the Buyer and its Affiliates attributable to such Section 338 Election (had it been available and valid and resulted in a deemed direct acquisition of all the assets (other than stock of a Subsidiary) of Group Companies).

“Material Adverse Effect” means, with respect to any Person, any change or event or effect that is materially adverse to the business or financial condition of such Person, excluding, in each case, any change, event or effect arising out of or resulting from (i) changes in general legal, Tax, regulatory or business conditions that, in each case, generally affect the geographic regions or industries in which such Person conducts its business, including changes in the use, adoption or non-adoption of industry standards but which do not disproportionately affect such Person; (ii) changes in conditions in the U.S. or global economy or capital, financial, credit, foreign exchange or securities markets generally, including any disruption thereof but which do not disproportionately affect such Person; (iii) national or international political conditions, any outbreak or escalation of hostilities, insurrection or war, whether or not pursuant to declaration of a national emergency or war, acts of terrorism or similar calamity or crisis but which do not disproportionately affect such Person; (iv) acts of any Governmental Body in its sovereign capacity; (v) changes in Legal Requirement or applicable accounting regulations or principles or interpretations thereof; (vi) any change, event or effect that has been cured prior to the Closing; (vii) the announcement or execution of this Agreement or the pendency or consummation of the Transactions, including, without limitation, any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or Buyer with its customers, employees, financing sources, suppliers or strategic partners that directly resulted from entry into or the announcement of the execution of this Agreement; (viii) the failure of the Company to meet any internal or external projections, forecasts, budgets or estimates of revenues or earnings for any period ending, on or after the date of this Agreement; (ix) any action taken by Buyer or its Affiliates or any omission to act by Buyer or its Affiliates that was not in compliance with the terms of this Agreement or was not otherwise taken (or not taken) with the consent of or at the request of Seller or any or its Affiliates; (x) any action taken by the Company or any omission to act by the Company, in each case, that is in compliance with the terms of this Agreement or was otherwise taken (or not taken) with the consent of or at the request of Buyer or any of its Affiliates; and (xi) any material adverse effect resulting from or relating to any fact, event, change or effect that is disclosed on the Company Disclosure Schedules.

“Material Contracts” means each Contract to which any Group Company is a party: (i) which could require aggregate payments by or to any Group Company, or involve an unperformed commitment or services having a value, in excess of $250,000 in any twelve (12)-month period; (ii) pursuant to which any Group Company has made or will make loans or advances, or has incurred or will incur any Company Indebtedness (other than to any employees); (iii) which is an indenture, credit agreement, loan agreement, note, mortgage, security agreement, lease of real property or personal property or agreement for financing; (iv) involving a partnership or joint venture; (v) involving restrictions relating to any Group Company or its business with respect to the geographical area of operations or scope or type of business of any Group Company or, other than in respect of confidentiality or non-disclosure agreements entered into in the Ordinary Course of Business, any Group Company’s right to hire or solicit any Person as an employee, consultant or independent contractor; (vi) which provides for the acquisition, directly or indirectly (by merger or otherwise), of material assets (whether tangible or intangible) or the capital stock of another Person; (vii) which involves the sale, issuance or repurchase of any securities or other ownership interest of any Group Company; (viii) with any Governmental Body; (ix) containing a most favored nation or similar price-related provisions in favor of any customer or other counterparty; (x) which obligates any Group Company to purchase or otherwise obtain any product or service exclusively from a single party or sell any product or service exclusively to a single party.

“Material Intellectual Property” means Intellectual Property Rights necessary or advisable for the operation of the Business conducted as of the Closing Date.

“Measurement Time” means the 12:01 a.m. Central time on the Closing Date.

“Multiemployer Plan” has the meaning set forth in Section 4.13(a).

“Net Working Capital” means current assets, excluding all cash and cash equivalents, of the Group Companies less current liabilities of the Group Companies, in each case, calculated in accordance with the Preparation Methodology.

“Non-Qualified Plan” has the meaning set forth in Section 4.13(f)

“Objection Notice” has the meaning set forth in Section 3.3(b)(ii).

“Order” means any judgment, award, decision, consent decree, injunction, ruling, writ, charge or other restriction of a Governmental Body that names and is binding on any Person or its property under any Legal Requirement.

“Ordinary Course of Business” means a course of business that is in the ordinary course of the applicable Group Company’s business and consistent with its past practices.

“Party” or “Parties” has the meaning set forth in the preamble hereof.

“Payoff Amount” has the meaning set forth in Section 7.8.

“Payoff Letters” has the meaning set forth in Section 7.8.

“Permit” or “Permits” means any and all permits, licenses, filings, authorizations, registrations, qualifications, consents, approvals, certificates, or indicia of authority (and any pending applications for approval or renewal of a Permit) issued by any Governmental Body that are required by, or issued to or on behalf of, a Person, in order for the Company or such Person to own, construct, operate, sell, inventory, disburse or maintain any of their assets or conduct all or any portion of their business.

“Permitted Encumbrances” means (a) Taxes, assessments and other governmental levies, fees or charges imposed that are (i) not due and payable as of the Closing Date, or (ii) being contested by appropriate Proceedings, (b) statutory Encumbrances, mechanics liens and similar liens for labor, materials or supplies provided, in each case incurred in the Ordinary Course of Business for amounts that are (i) not delinquent and are not, in the aggregate, material, or (ii) being contested by appropriate Proceedings, (c) Encumbrances that are a matter of public record, (d) such state of facts as a current, accurate survey or physical inspection of the Real Property would disclose, (e) present and future zoning, building codes and other land use Legal Requirement regulating the use or occupancy of the Leased Real Property or the activities conducted thereon that are imposed by any Governmental Body having jurisdiction over such Leased Real Property, (f) Encumbrances for any financing that is an obligation of the Company that will be paid off at Closing, (g) purchase money liens and liens securing rental payments under capital lease arrangements, (h) restrictions on the transferability of securities arising under Legal Requirements, (i) easements, rights-of-way, covenants, conditions, restrictions and other similar matters and other title defects and Encumbrances, none of which in this clause alone or in the aggregate materially impair the Business.

“Person” means an individual, a partnership, a limited partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or a Governmental Body.

“Personally Identifiable Information” means all information regarding or capable of being associated with an individual person or device, including (a) information that identifies, could be used to identify or is otherwise identifiable with an individual, including name, physical address, telephone number, email address, financial account number or government-issued identifier (including Social Security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations, marital or other status, and any other data used or intended to be used to identify, contact or precisely locate an individual (e.g., geolocation data), (b) information that is created, maintained, or accessed by an individual (e.g., videos, audio or individual contact information), (c) any data regarding an individual’s activities online or on a mobile device or other application (e.g., searches conducted, web pages or content visited or viewed) and (d) Internet Protocol addresses, unique device identifiers or other persistent identifiers. Personally Identifiable Information may relate to any individual, including a current, prospective or former customer or employee of any Person. Personally Identifiable Information includes information in any form, including paper, electronic and other forms.

“Position Statements” has the meaning set forth in Section 3.3(b)(ii).

“Pre-Closing Taxes” means any and all Taxes imposed on, or arising in connection with or otherwise attributable to: (a) any Group Company for all Pre-Closing Tax Periods (regardless of whether such Taxes, or the Tax Returns related thereto, are due prior to, on, or after the Closing Date); (b) any member of an affiliated, consolidated, combined or unitary group of which a Group Company (or any predecessor of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local or foreign Tax law; (c) any Person (other than any Group Company) and that result in a liability of any Group Company as a transferee or successor, by contract or pursuant to any applicable law, and that relate to an event or transaction that occurred before the Closing; and (d) any Transfer Taxes for which the Seller is responsible pursuant to Section 8.3(f); provided, however, Taxes for taxable periods that begin before and end after the Closing Date shall be allocated in the manner set forth in Section 8.3(b). For the avoidance of doubt, Pre-Closing Taxes shall include withholding and payroll Taxes required to have been withheld or paid by a Group Company with respect to the payment of compensation, whether directly or indirectly, and whether in the form of cash or in the form of in-kind benefits, to employees or other Persons on or prior to the Closing Date, as well as any penalties associated with the failure to withhold or pay such Taxes and properly report and maintain records with respect to the foregoing.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion through the end of the Closing Date for any Tax period that includes (but does not end on) the Closing Date.

“Preparation Methodology” means preparation in accordance with the example set forth on Exhibit B.

“Proceeding(s)” means any suit, litigation, arbitration, hearing, audit, investigation or other action (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, any Governmental Body or arbitrator.

“Purchase Price” has the meaning set forth in Section 2.2.

“Real Property” means land, together with all buildings, structures, improvements, and fixtures located thereon, and easements and other rights and interests appurtenant thereto.

“Representatives” means, with respect to any Person, such Person’s Affiliates, directors, managers, officers, employees, shareholders, members, partners, consultants, accountants, attorneys, investment bankers, agents, experts and advisors, as applicable.

“Response Period” has the meaning set forth in Section 3.3(b)(ii).

“Section 338(h)(10) Elections” has the meaning set forth in Section 8.3(e)(i).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the preamble hereof.

“Seller Indemnified Parties” has the meaning set forth in Section 11.2.

“Seller Prepared Return” has the meaning set forth in Section 8.3(a).

“Seller’s Broker” has the meaning set forth in Section 5.5.

“Shares” has the meaning set forth in the recitals hereof.

“Smith Employment Offer Letter” has the meaning set forth in Section 9.2(e).

“Solvent” when used with respect to any Person, means that, as of any date of determination, both (a) (i) the sum of such Person’s debts (including contingent liabilities) does not exceed the present fair saleable value of such Person’s present assets as of such date of determination; (ii) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the probable liabilities (including contingent liabilities) of such Person on its debts as they become absolute and matured as of such date of determination; (iii) such Person’s capital is not unreasonably small in relation to its business or with respect to any transaction contemplated to be undertaken by Buyer as of such date of determination; and (iv) such Person has not incurred and does not intend to incur, or believe (nor does it reasonably believe) that it shall incur, debts (including current obligations and contingent liabilities) beyond its ability to pay such debts as they become due (whether at maturity or otherwise) as of such date of determination; and (b) such Person is “solvent” within the meaning given that term and similar terms under the Bankruptcy Code and Legal Requirements relating to fraudulent transfers and conveyances as of such date of determination. For purposes of this definition, the amount of any contingent liability at any date of determination shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents

“Specified Sales Taxes” means state sales taxes, if any, attributable to revenue earned by a Group Company from the permanent and temporary placement of employees.

“Specified Sales Tax Returns” means Tax Returns, if any, of a Group Company with respect to Specified Sales Taxes.

“Stock Purchase” has the meaning set forth in the recitals hereof.

“Subsidiary” means, with respect to any Person, (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more other Subsidiaries of such Person or a combination thereof, or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose a Person owns a majority ownership interest in such a business entity (other than a corporation) if such Person shall be allocated a majority of such business entity’s gains or losses or shall be or shall control any managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Tail Policy” has the meaning set forth in Section 8.2(c).

“Tax” or “Taxes” means all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, estimated or similar tax payable to a Taxing Authority, and including any interest, penalty, or addition thereto.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement with respect to any Tax required to be filed or actually filed with a Taxing Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means a Governmental Body responsible for the assessment, collection, determination or administration of any Tax.

“Third Party” or “Third Parties” means any Person that is neither a Party to this Agreement nor a Subsidiary of such Party.

“Third Party Claim” has the meaning set forth in Section 11.3(a).

“Third Party Consents” has the meaning set forth in Section 4.4(b).

“Transaction Expenses” has the meaning set forth in Section 12.1.

“Transactions” means the Stock Purchase and any other transactions contemplated by or pursuant to this Agreement or any of the Documents.

“Transfer Fees” has the meaning set forth in Section 12.1.

“Transfer Taxes” has the meaning set forth in Section 8.3(f).

“Working Capital Benchmark” means $10,000,000.